Exhibit 2.2

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BETWEEN

MOLINA HEALTHCARE, INC.

AND

HUMANA INC.

Dated as of August 2, 20161

[1]	Schedule A, attaching the form of Administrative Services Agreement, Schedule B, attaching the form of Transitional Trademark License Agreement, Schedule C, attaching the form of Assignment and Assumption Agreement, and the Disclosure Schedules to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request.

-i-

-ii-

Schedules

Schedule A	Form of Administrative Services Agreement
Schedule B	Form of Transitional Trademark License Agreement
Schedule C	Form of Assignment and Assumption Agreement

-iii-

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of August 2, 2016 between Molina Healthcare, Inc., a Delaware corporation (“Purchaser”), and Humana Inc., a Delaware corporation (“Seller”; each of Seller and Purchaser, a “party” and together, the “parties”).

W I T N E S S E T H :

WHEREAS, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 2, 2015 among Aetna Inc., a Pennsylvania corporation (“Aetna”), Echo Merger Sub, Inc., a Delaware corporation, Echo Merger Sub, LLC, a Delaware limited liability company, and Seller, Aetna has agreed to acquire Seller (the “Humana Acquisition”);

WHEREAS, Seller owns and, in connection with the Humana Acquisition Litigation (as defined below) desires to divest, the Purchased Assets (as defined below); and

WHEREAS, accordingly, upon the terms and conditions set forth herein, Seller desires to sell and transfer to Purchaser, and Purchaser desires to purchase and assume from Seller, all of the Purchased Assets and the Assumed Liabilities, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Defined Terms.

(a) The following terms shall have the following meanings:

“1934 Act” means the Securities Exchange Act of 1934.

“2017 Bid” means each of the bids submitted by Seller or any of its Affiliates to CMS set forth on Section 1.01(a)(i) of the Seller Disclosure Schedules.

“2017 Enrollee-Based Payment” means any payment that is determined on an Enrollee-by-Enrollee basis and is received by a party from CMS (and, in the case of the Part D coverage gap discount program, any payment that is determined on an Enrollee-by-Enrollee basis and is received by a party from CMS or a pharmaceutical manufacturer under such program) for calendar year 2017 coverage of Enrollees under a 2017 Seller Split Year Medicare Advantage Plan or a Purchaser Medicare Advantage Plan, in each case to the extent such payment is either received during calendar year 2017, or as an adjustment to or additional payment received after calendar year 2017 with respect to any such payment for calendar year 2017, including risk-adjusted Part C capitation payments, risk-adjusted Part D direct subsidies, Part D reinsurance, Part D low-income subsidies and Part D coverage gap discount payments (and adjustments or additional payments with respect thereto).

“2017 Plan-Based Adjustment” means any amount, other than any 2017 Enrollee-Based Payment (or any adjustment or additional payment with respect to any 2017 Enrollee-Based Payment), that is (i) received by a party from CMS in respect of all or any portion of calendar year 2017 as an adjustment to or in addition to the amounts previously paid by CMS to a party for calendar year 2017 coverage of Enrollees or (ii) paid by a party to CMS as an adjustment to an amount previously paid by or to CMS for calendar year 2017 coverage of Enrollees or as an additional payment required in connection with a Medicare Advantage plan in respect of all or any portion of calendar year 2017, in each case, where the amount paid by CMS or such party relates to coverage of Enrollees under both a 2017 Seller Split Year Medicare Advantage Plan and a Purchaser Medicare Advantage Plan, including any Part C medical loss ratio (“MLR”) payments, Part D MLR payments and Part D risk corridor payments.

“2017 Seller Medicare Advantage Contract” means each Contract that (i) covers only calendar year 2017 in its entirety, (ii) covers individuals who reside (as defined by applicable Law) in the Applicable Service Area and are directly enrolled in a Medicare Advantage plan (but does not necessarily cover only such individuals) and (iii) is entered into by Seller or any of its Affiliates pursuant to any of the 2017 Bids.

“2017 Seller Medicare Advantage Plan” means (i) if the 2017 Split Year Medicare Advantage Contracts are the Conveyed Medicare Advantage Contracts, any 2017 Seller Split Year Medicare Advantage Plan, and (ii) if the 2018 Medicare Advantage Contracts are the Conveyed Medicare Advantage Contracts, any 2017 Seller Whole Year Medicare Advantage Plan.

“2017 Seller Split Year Medicare Advantage Plan” means any Medicare Advantage plan offered by Seller or any of its Affiliates from and after January 1, 2017 and prior to the Closing Date directly to individuals in the Applicable Service Area pursuant to a 2017 Seller Medicare Advantage Contract (and, for the avoidance of doubt, the term “2017 Seller Split Year Medicare Advantage Plan” shall in all events refer to such plan solely to the extent owned by Seller or any of its Affiliates during the period from and after January 1, 2017 and prior to the Closing Date). For the avoidance of doubt, in no event shall (i) any Medicare Advantage or other plan offered by Seller or any of its Affiliates to groups or solely to individuals who are part of a group or (ii) any Special Needs Plan be deemed to be a “2017 Seller Split Year Medicare Advantage Plan”.

“2017 Seller Whole Year Medicare Advantage Plan” means any Medicare Advantage plan offered by Seller or any of its Affiliates during calendar year 2017 directly to individuals in the Applicable Service Area pursuant to a 2017 Seller Medicare Advantage Contract (and, for the avoidance of doubt, the term “2017 Seller Whole Year Medicare Advantage Plan” shall in all events refer to such plan solely to the extent owned by Seller or any of its Affiliates during calendar year 2017). For the avoidance of doubt, in no event shall (i) any Medicare Advantage or other plan offered by Seller or any of its Affiliates to groups or solely to individuals who are part of a group or (ii) any Special Needs Plan be deemed to be a “2017 Seller Whole Year Medicare Advantage Plan”.

“2017 Split Year Medicare Advantage Contract” means each Contract that (i) is split from a 2017 Seller Medicare Advantage Contract at or prior to the Closing, covers only calendar year 2017 in its entirety or the portion of calendar year 2017 from and after the Closing and is of the same Series as such 2017 Seller Medicare Advantage Contract, (ii) covers only individuals who reside (as defined by applicable Law) in the Applicable Service Area and are directly enrolled in a Medicare Advantage plan and (iii) in all material respects, is on terms substantially similar to the terms of the Existing Medicare Advantage Contract that currently covers such individuals, except for (A) any changes to the payment rates or other terms thereof required by a Governmental Authority relating to or arising out of (1) differences in the risk profiles of the Seller Enrollees as compared to all persons enrolled in a Medicare Advantage plan under the applicable Existing Medicare Advantage Contract wherever resident, (2) changes to reimbursement or payment rates or in methods or procedures for determining such rates, any changes to eligibility requirements or any other programmatic changes or (3) changes in regulatory, legislative or political conditions, including the adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposed change of any Law, or (B) any changes to the payment rates or other terms thereof relating to or arising out of (1) the 2017 Bids, (2) changes resulting from the removal of certain products (e.g., group Medicare Advantage), geographies or plans that were offered under or covered by the applicable Existing Medicare Advantage Contract, (3) the matters set forth on Section 1.01(a)(ii) of the Seller Disclosure Schedules or (4) changes after the date hereof to which Purchaser has consented, such consent not to be unreasonably withheld, conditioned or delayed.

“2017 Whole Year Medicare Advantage Contract” means each Contract that (i) is split from an Existing Medicare Advantage Contract on or prior to January 1, 2017, covers only calendar year 2017 in its entirety and is of the same Series as such Existing Medicare Advantage Contract, (ii) covers only individuals who reside (as defined by applicable Law) in the Applicable Service Area and are directly enrolled in a Medicare Advantage plan and (iii) in all material respects, is on terms substantially similar to the terms of the Existing Medicare Advantage Contract from which such Contract is split, except for (A) any changes to the payment rates or other terms thereof required by a Governmental Authority relating to or arising out of (1) differences in the risk profiles of the Seller Enrollees as compared to all persons enrolled in a Medicare Advantage plan under the applicable Existing Medicare Advantage Contract wherever resident, (2) changes to reimbursement or payment rates or in methods or procedures for determining such rates, any changes to eligibility requirements or any other programmatic changes or (3) changes in regulatory, legislative or political conditions, including the adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposed change of any Law, or (B) any changes to the payment rates or other terms thereof relating to or arising out of (1) the 2017 Bids, (2) changes resulting from the removal of certain products (e.g., group Medicare Advantage), geographies or plans from the applicable Existing Medicare Advantage Contract, (3) the matters set forth on Section 1.01(a)(ii) of the Seller Disclosure Schedules or (4) changes after the date hereof to which Purchaser has consented, such consent not to be unreasonably withheld, conditioned or delayed.

“2018 Medicare Advantage Contract” means each Contract that (i) is split from a 2017 Seller Medicare Advantage Contract at or prior to the Closing, covers only calendar year 2018 and is of the same Series as such 2017 Seller Medicare Advantage Contract, (ii) covers only individuals who reside (as defined by applicable Law) in the Applicable Service Area and are directly enrolled in a Medicare Advantage plan and (iii) in all material respects, is on terms substantially similar to the terms of the Existing Medicare Advantage Contract that currently covers such individuals, except for (A) any changes to the payment rates or other terms thereof required by a Governmental Authority relating to or arising out of (1) differences in the risk profiles of the Seller Enrollees as compared to all persons enrolled in a Medicare Advantage plan under the applicable Existing Medicare Advantage Contract wherever resident, (2) changes to reimbursement or payment rates or in methods or procedures for determining such rates, any changes to eligibility requirements or any other programmatic changes or (3) changes in regulatory, legislative or political conditions, including the adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposed change of any Law, or (B) any changes to the payment rates or other terms thereof relating to or arising out of (1) the 2017 Bids, (2) Seller’s and its Affiliates’ respective 2018 Bids prepared in accordance with Section 5.22(d), (3) changes resulting from the removal of certain products (e.g., group Medicare Advantage), geographies or plans that were offered under or covered by the applicable Existing Medicare Advantage Contract, (4) the matters set forth on Section 1.01(a)(iii) of the Seller Disclosure Schedules or (5) changes after the date hereof to which Purchaser has consented, such consent not to be unreasonably withheld, conditioned or delayed.

“2018 Medicare Advantage Contract Entry Date” means the date during calendar year 2017 (expected to be on or about August 31, 2017) on which Seller and its Affiliates execute the 2018 Medicare Advantage Contracts.

“Action” means any action, controversy, complaint, inquiry, grievance, hearing, mediation, demand, notice of proceeding, administrative proceeding, suit (whether in contract or tort or otherwise), arbitration, litigation, or proceeding (whether at law or in equity, whether civil or criminal) before any arbitrator, Governmental Authority, or intermediary contractor of a Governmental Authority.

“Additional Seller Enrollees” means the Seller Enrollees who reside (as defined by applicable Laws) within the Additional Service Area as of the most recent date that is shown on the monthly membership roster issued by CMS in the month immediately preceding the Closing Date.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by representation on the board of directors, management committee or similar governing body, by contract or otherwise; provided that any joint venture or similar arrangement between Seller or any of its Affiliates and any Provider shall not be deemed an Affiliate of Seller for purposes of this Agreement.

“Applicable Portion” means, with respect to any amount payable under Section 8.03 pursuant to an Applicable Termination, such amount multiplied by a fraction the numerator of which is (i) the number of Seller Enrollees as of the most recent date that is shown on the monthly membership roster issued by CMS in the month immediately preceding the date of such

Applicable Termination, and the denominator of which is (ii) the sum of (A) the number of Seller Enrollees referred to in clause (i) of this definition, plus (B) the number of “Seller Enrollees” (as defined in the Aetna APA) referred to in clause (i) of the definition of “Applicable Portion” in the Aetna APA.

“Applicable Seller Enrollees” means the Seller Enrollees who reside (as defined by applicable Law) within the Divested Service Area as of the most recent date that is shown on the monthly membership roster issued by CMS in the month immediately preceding the Closing Date.

“Applicable Service Area” means, with respect to any H-series contract, the counties in the states set forth on Section 1.01(a)(iv) of the Seller Disclosure Schedules and, with respect to any R-series contract, the counties in the states set forth in Section 1.01(a)(v) of the Seller Disclosure Schedules, in each case, under the heading “Applicable Service Area”.

“Broker” means any Person that has entered into a contract with Seller or any of its Affiliates with respect to an Existing Medicare Advantage Plan or a 2017 Seller Medicare Advantage Plan and is licensed by a state to sell, or to solicit individuals resident (as defined by applicable Law) in all or any portion of the Applicable Service Area to enroll in, an Existing Medicare Advantage Plan or a 2017 Seller Medicare Advantage Plan.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“CMS” means the Centers for Medicare & Medicaid Services.

“CMS Report” means each written report or other written communication issued by CMS after December 31, 2017 and on or before December 31, 2018 that contains a determination by CMS of (i) any adjustment to or additional payment with respect to any 2017 Enrollee-Based Payment or (ii) any 2017 Plan-Based Adjustment.

“Code” means the Internal Revenue Code of 1986.

“Commercially Reasonable Efforts” means, where applied to carrying out specific tasks and obligations of a party, expending reasonable, diligent, good faith efforts and resources to accomplish such task or obligation as such party (on its own and/or acting through any of its Affiliates, agents or subcontractors) would normally use to accomplish a similar task or obligation under similar circumstances.

“Competing Transaction” means a transaction (other than the transactions contemplated by this Agreement) involving (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any of the Purchased Assets in a single transaction or a series of related transactions, (ii) any joint venture agreement to which Seller or any of its Affiliates is a party pursuant to which any other Person would acquire an interest in any of the Purchased Assets or (iii) any agreement by Seller or any of its Affiliates to, or public announcement by Seller or any of its Affiliates of a proposal, plan or intention to, do any of the foregoing or (iv) any other transaction which would preclude the sale or transfer of the Purchased Assets to Purchaser or any of its Subsidiaries.

“Consent” means any consent, approval, permission, license, permit, variance, franchise, exemption, clearance, authorization, acknowledgment, Order, ratification or waiver from, notice to, or filing with, any Person.

“Contract” means any H-series or R-series contract between a Person and CMS.

“Conveyed Medicare Advantage Contract” means (i) if the Closing occurs on or prior to January 1, 2017, each 2017 Whole Year Medicare Advantage Contract; (ii) if the Closing occurs after January 1, 2017 and before the 2018 Medicare Advantage Contract Entry Date, each 2017 Split Year Medicare Advantage Contract; and (iii) if the Closing occurs on or after the 2018 Medicare Advantage Contract Entry Date, each 2018 Medicare Advantage Contract.

“DHHS” means the United States Department of Health and Human Services.

“Divested Service Area” means such counties that are included in the Original Service Area in which Seller is required to divest individual Medicare Advantage plan Contracts in accordance with the Final Resolution.

“DOJ” means the United States Department of Justice, Antitrust Division.

“Enrollees” means the Seller Enrollees and the Purchaser Enrollees.

“Enrollee Measurement Date” means, (i) if Seller and its Affiliates submit the 2018 Bids to CMS pursuant to Section 5.22(c), or if the 2018 Medicare Advantage Contracts are the Conveyed Medicare Advantage Contracts, January 1, 2018, and (ii) otherwise, the date that is the later of (A) January 1, 2017 and (B) the Closing Date.

“Existing Medicare Advantage Contract” means each of the Contracts set forth on Section 1.01(a)(vi) of the Seller Disclosure Schedules.

“Existing Medicare Advantage Plan” means any Medicare Advantage plan offered prior to January 1, 2017 by Seller or any of its Affiliates directly to individuals in an Applicable Service Area pursuant to an Existing Medicare Advantage Contract. For the avoidance of doubt, in no event shall (i) any Medicare Advantage or other plan offered by Seller or any of its Affiliates to groups or solely to individuals who are part of a group or (ii) any Special Needs Plan be deemed to be an “Existing Medicare Advantage Plan”.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing with a Governmental Authority.

“Final Determination” means (i) any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations) or (ii) the payment of Tax by Seller, Purchaser or any of their Affiliates, whichever is responsible for payment of such Tax under applicable Law, with respect to any item disallowed or adjusted by a Taxing Authority, provided that such responsible party determines that no action should be taken to recoup such payment and the other party agrees.

“Financing Source” means Barclays Bank PLC (collectively with any of its Affiliates and any of its officers, directors, employees, agents or representatives and each of their respective successors and assigns), any other Person that has committed to provide or arrange the debt financing contemplated by the Debt Commitment Letter in connection with the transactions contemplated hereby, or any Affiliates of such Person or any of their respective officers, directors, employees, agents or representatives and each of their respective successors and assigns.

“FIRPTA Certificate” means a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

“Governmental Authority” means any transnational, territorial, domestic or foreign federal, state or local governmental, legislative, regulatory or administrative authority, department, court, tribunal, board, bureau, agency or instrumentality, commission or official, including any political or other subdivision thereof, department or branch of any of the foregoing, or any government authorized non-governmental self-regulatory agency, commission or authority, including the DHHS, CMS and the OIG.

“Government Sponsored Health Care Programs” means (i) the Medicare program established under and governed by the applicable provisions of Title XVIII of the Social Security Act, the regulations promulgated thereunder and any sub-regulatory guidance issued thereunder and (ii) any other state or federal health care program or plan applicable to the Medicare program.

“Health Care Laws” means all Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the payment for, or arrangement of, health care services, health benefits or health insurance, including: (A) Laws that regulate managed care and health insurance plans, including Medicare Advantage plans, third-party payors and Persons bearing the financial risk for, or providing administrative or other functions in connection with, the provision of, payment for or arrangement of health care services, (B) Laws relating to Government Sponsored Health Care Programs pursuant to which any regulated Subsidiary of Purchaser or Seller, as applicable, is required to be licensed or authorized to transact business, and (C) Laws relating to health care or insurance fraud, waste or abuse, including the solicitation or acceptance of improper incentives involving persons operating in the health care industry, patient referrals or Provider incentives generally, including the following statutes: the Federal Anti-kickback Statute (42 U.S.C. § 1320a-7b), the Stark laws (42 U.S.C. § 1395nn), the Federal Civil False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (ii) the provision of administrative, management or other services related to any Government Sponsored Health Care Programs, including the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by Providers, including the provision of the services of third party administrators, utilization review agents and Persons performing quality assurance, credentialing or coordination of benefits; (iii) the licensure, certification, qualification or authority to transact business in connection with the payment for pharmacy services, along with the requirements of the U.S. Drug Enforcement Administration in connection therewith; (iv) the Consolidated Omnibus Budget Reconciliation Act of 1985; (v) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003; (vi) the Medicare Improvements for Patients and Providers Act of 2008; (vii) the privacy, security, integrity, accuracy, transmission, storage or other protection of information about or belonging to actual or prospective participants in Government Sponsored Health Care Programs or other lines of business, including the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), including any other Laws relating to medical information; and (viii) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152).

“Humana Acquisition Litigation” means the civil antitrust action captioned United States of America et al. v. Aetna Inc. and Humana Inc., case number 1:16-cv-01494 (D.D.C. July 21, 2016), including any appeals therefrom.

“knowledge of Purchaser” and “to Purchaser’s knowledge” and words of similar import mean the actual knowledge of those executive officers of Purchaser as set forth in Section 1.01(a) of the Purchaser Disclosure Schedules.

“knowledge of Seller” and “to Seller’s knowledge” and words of similar import mean the actual knowledge of those executive officers of Seller as set forth in Section 1.01(a)(vii) of the Seller Disclosure Schedules.

“Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement (including any federal directive or other requirement that relates to Medicare) enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Liability” means any direct or indirect liability, indebtedness, claim, loss, damage, deficiency, debt, assessment, penalty, obligation or responsibility of any kind or nature, whether fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, asserted or unasserted, determined, determinable, due or to become due, accrued, absolute, known or unknown, contingent or otherwise, and whether presently in existence or arising hereafter.

“Lien” means, with respect to any Purchased Asset, any mortgage, lien, license, pledge, charge, claim, guaranty, option, restriction on transfer (including any buy-sell agreement or right of first refusal or offer), forfeiture, penalty, security interest or encumbrance of any kind in respect of such Purchased Asset.

“Neutral Arbitrator” means a nationally recognized independent accounting firm or actuarial consulting firm that is mutually acceptable to Seller and Purchaser; provided, however, that if Seller and Purchaser are unable to agree on such a firm, each of Seller and Purchaser shall select a nationally recognized independent accounting firm or actuarial consulting firm that has expertise in valuing Medicare Advantage members, which firms shall jointly select a third nationally recognized independent accounting firm or actuarial consulting firm that has expertise in valuing Medicare Advantage members to act as the Neutral Arbitrator.

“OIG” means the Office of Inspector General of DHHS.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority or arbitrator (in each case, whether temporary, preliminary or permanent).

“Permitted Liens” means any of the following: (i) Liens for Taxes, assessments, charges, levies or other claims not yet delinquent, or the validity of which are being contested in good faith; (ii) Liens imposed by Law, such as materialmen’s, mechanics’, carriers’, warehousemen’s, workmen’s and repairmen’s liens and other such liens for amounts not yet delinquent, or the validity of which are being contested in good faith; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations and (iv) Liens arising pursuant to the terms of the Conveyed Medicare Advantage Contracts to the extent consistent with the definition of “Conveyed Medicare Advantage Contracts.”

“Person” means any natural person, corporation, partnership, limited liability company, trust, association or other entity or organization, including any Governmental Authority.

“Post-Closing Tax Period” means (i) any tax period beginning on or after the Closing Date and (ii) with respect to a tax period that begins before but ends on or after the Closing Date, the portion of such period from and after the Closing Date.

“Pre-Closing Tax Period” means (i) any tax period ending before the Closing Date and (ii) with respect to a tax period that begins before but ends on or after the Closing Date, the portion of such period up to but excluding the Closing Date.

“Providers” means those Persons who render or arrange for health care services to individuals and includes primary care physicians and physician groups, independent practice associations, specialist physicians, mental health professionals, community health centers, clinics, surgicenters, physical therapists, hospitals and skilled nursing facilities.

“Purchaser Enrollees” means all natural persons who reside (as defined by applicable Law) in the Applicable Service Area and are enrolled in a Purchaser Medicare Advantage Plan.

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser contained in Sections 4.01(a) (Corporate Existence and Power), 4.02 (Corporate Authorization), 4.04(a) (Non-Contravention) and 4.09 (No Finders’ Fee).

“Purchaser Medicare Advantage Plan” means any Medicare Advantage plan offered by Purchaser or any of its Affiliates in all or any portion of the Applicable Service Area pursuant to a Conveyed Medicare Advantage Contract (and, for the avoidance of doubt, the term “Purchaser Medicare Advantage Plan” shall in all events refer to such plan solely to the extent owned by Purchaser or any of its Affiliates during the period from and after the Closing Date).

“Purchaser’s Transaction Costs” means the amount of reasonable and documented out-of-pocket expenses incurred by Purchaser and its Affiliates in connection with this Agreement, the Aetna APA and the transactions contemplated hereby and thereby.

“Region” means the geographic region consisting of the counties set forth under the name of such region on Section 1.01(a)(viii) of the Seller Disclosure Schedules.

“Representatives” means, with respect to any Person, the officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors and representatives of such Person.

“Restricted Period” means from the Closing until the later of (i) December 31, 2018, (ii) the second (2nd) anniversary of the Closing Date and (iii) 11:59 pm Pacific Standard Time on the last day of the second Medicare annual open enrollment period after the Closing.

“Seller Disclosure Schedules” means the schedules delivered by Seller to Purchaser on the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of the representations and warranties contained in Article 3 or to one or more of the covenants contained in Article 5.

“Seller Enrollees” means (i) if the Closing occurs on or prior to January 1, 2017, all natural persons who reside (as defined by applicable Law) in the Applicable Service Area and are enrolled in an Existing Medicare Advantage Plan and (ii) if the Closing occurs after January 1, 2017, all natural persons who reside (as defined by applicable Law) in the Applicable Service Area and are enrolled in a 2017 Seller Medicare Advantage Plan.

“Seller Fundamental Representations” means the representations and warranties of Seller contained in Sections 3.01(a) (Corporate Existence and Power), 3.02 (Corporate Authorization), 3.04(a) (Non-Contravention) and 3.15 (No Finders’ Fee).

“Series” means, with respect to any Contract, the CMS-designated series thereof (i.e., for purposes hereof, either the H-series or the R-series).

“Special Needs Plan” means a Medicare Advantage coordinated care plan specifically designed to provide targeted care and limit enrollment to special needs individuals, including institutionalized individuals, dual-eligibles and individuals with a severe or disabling chronic condition, as specified by CMS.

“Special Opt Out Period” means any special enrollment period or opt-out period mandated by CMS relating to the transactions contemplated hereby during which any Enrollee is entitled to opt out of a Purchaser Medicare Advantage Plan.

“Subsidiary” means, with respect to any Person, any entity of which securities or other equity ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person; provided that any joint venture or similar arrangement between Seller or any of its Affiliates and any Provider shall not be deemed a Subsidiary of Seller for purposes of this Agreement.

“Tax” or “Taxes” means any tax of any kind or nature (or assessment in the nature of a tax) imposed by any Governmental Authority responsible for the imposition of any tax (or assessment in the nature of a tax) (each, a “Taxing Authority”), including any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, and including the health insurance providers fee under the Patient Protection and Affordable Care Act (PPACA) section 9010, as amended, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, deficiency or addition thereto.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority.

“Transaction Documents” means this Agreement, the Assignment and Assumption Agreement, the Novation Agreement, the Administrative Services Agreement and the Transitional Trademark License Agreement.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2017 Enrollee-Based Payment Entitlement	5.12(a)(i)
2017 Plan-Based Adjustment Portion	5.12(a)(ii)
2017 Lead Generation Budget	5.18(a)(i)
2018 Bid	5.22(a)
2018 Bid Information	5.22(a)
Accounting Referee	5.12(b)(v)
Additional Contracts	5.20(a)
Additional Service Area	2.12(a)(ii)
Adjusted Purchase Price	2.09(f)
Administrative Services Agreement	2.08(b)(ii)
Aetna	Recitals
Aetna APA	6.01(d)
Aggregate Cap	7.02(c)
Aggregate Enrollees	2.12(a)(i)

Term	Section
Agreement	Preamble
Allocation Statement	2.11(a)
Alternative Financing	5.05(a)
Applicable RPPO Contract	2.13
Applicable Service Area Reduction Option	2.12
Applicable Termination Fee	8.03(a)
Applicable Termination	8.03(a)
Apportioned Obligations	5.16(b)
Approved Subsidiaries	2.05
Assumed Liabilities	2.03
Assignment and Assumption Agreement	2.08(b)(iv)
Bankruptcy and Equity Exceptions	3.02
Cap	7.02(b)(iii)
Closing	2.07
Closing Date	2.07(b)
Closing Payment	2.08(a)
CMS Sanction	6.02(d)(iii)
Confidentiality Agreements	5.06(b)(i)
Damages	7.02(a)
De Minimis Amount	7.02(b)(i)
Debt Commitment Letter	4.08(b)
Debt Financing	4.08(b)
Direct Claim	7.05
Disclosure Schedules	Article 4
e-mail	9.01
End Date	8.01(b)
Excluded Assets	2.02
Excluded Liabilities	2.04(h)
Extended Representations	7.01
Final Resolution	2.12(a)
Final Service Area	2.12(a)
Humana Acquisition	Recitals
Indemnified Party	7.04(a)
Indemnifying Party	7.04(a)
Lead Generation Budget	5.17(a)(i)
LPPO Contract	2.13
Material Providers	3.11(a)
Material Provider Contracts	3.11(a)
Medicare Advantage Contract Novations	5.03(b)
Merger Agreement	Recitals
MLR	1.01(a)
Monthly Membership Report	2.09(a)
NDAs	2.01(b)
Notice of Disagreement	2.09(c)

Term	Section
Notice of True-Up Disagreement	5.12(b)(iii)
Novation Agreement	2.08(b)(i)
Option	5.20(a)
Option Exercise Period	5.20(a)
Original Service Area	2.12(a)
Overseeing Court	2.12(a)
parties	Preamble
party	Preamble
Post-Closing 2017 Lead Generation Budget	5.18(a)(iii)
Post-Closing Lead Generation Budget	5.17(a)(iii)
Post-Closing Statement	2.09(a)
Pre-Closing 2017 Lead Generation Budget	5.18(a)(ii)
Pre-Closing Lead Generation Budget	5.17(a)(ii)
Preferred Service Area List	2.12(a)(ii)(A)
Prepayment Amounts	2.01(c)
Proposed Transaction	5.03(d)
Purchase Price	2.09(a)
Purchase Price Calculation Period	2.09(a)
Purchased Assets	2.01
Purchaser	Preamble
Purchaser’s Damages	2.10(b)
Purchaser Disclosure Schedules	Article 4
Purchaser Indemnified Persons	7.02(a)
Purchase Price Calculation Period	2.09(a)
Purchaser’s Notice	2.10(b)
Purchaser True-Up Statement	5.12(b)(i)
Purchaser Warranty Breaches	7.03(a)(i)
Qualifying Purchaser Warranty Breach	7.03(b)(i)
Qualifying Seller Warranty Breach	7.02(b)(i)
Regional Purchase Price	2.09(a)
Required Divestiture Enrollees	2.12(a)(i)
Required Regulatory Approval	6.01(b)
Required Period	5.10(b)
Required Purchaser Permits	4.06
Respective Indemnified Persons	7.08
Reviewing Consultant	5.22(a)(i)
Seller	Preamble
Seller’s CMS Sanction Notice	2.10(a)
Seller Indemnified Persons	7.03(a)
Seller Marks	5.15(a)
Seller’s Response Notice	2.10(b)
Seller True-Up Statement	5.12(b)(ii)
Seller Warranty Breaches	7.02(a)(i)
Sensitive 2018 Bid Information	5.22(a)(iii)

Term	Section
Tax Representations	7.01
Taxing Authority	1.01(a)
Third-Party Claim	7.04(a)
Threshold	7.02(b)(ii)
Transfer Taxes	5.16(c)
Transitional Trademark License Agreement	2.08(b)(iii)
True-Up Amount	5.12(b)(i)

Section 1.02 Other Definitional and Interpretative Provisions. The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections, Schedules and Exhibits are to Articles, Sections, Schedules and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and Schedules annexed to this Agreement or referred to in this Agreement, including the Disclosure Schedules, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or the Disclosure Schedules but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any applicable Law shall be deemed to refer to such applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any contract are to that contract as amended, modified or supplemented from time to time in accordance with the terms thereof, and references to the portion of any contract that is split off or assigned in part hereunder are, after such split or assignment, solely to that portion of such contract, and not to the contract in its entirety prior to such split or assignment in part thereof; (xi) references to any Person include the successors and permitted assigns of that Person; (xii) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively; (xiii) references to a “day” or “days” mean, unless otherwise specified, a calendar day or calendar days, respectively; (xiv) references to “dollars” and “$” means U.S. dollars, and all payments to be made by either party hereunder shall be made in U.S. dollars, (xv) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) posted and made available to the other party on the electronic data site maintained by the disclosing party in connection with the transactions contemplated hereby; or (B) provided by the disclosing party via e-mail or in person; (xvi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; and (xvii) the parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF CERTAIN LIABILITIES

Section 2.01 Sale and Purchase of Assets. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date and effective as of the Closing, Seller shall transfer, sell, convey, assign and deliver, or cause to be transferred, sold, conveyed, assigned and delivered, to Purchaser, and Purchaser shall purchase, acquire, assume and accept, or cause one or more of its Subsidiaries to purchase, acquire, assume and accept, from Seller, free and clear of all Liens (other than Permitted Liens), all of Seller’s and its Affiliates’ right, title and interest in and to only the following assets and properties (collectively, the “Purchased Assets”):

(a) Contract Rights. All rights and interests under each Conveyed Medicare Advantage Contract to the extent arising or accruing from and after the Closing Date;

(b) Nondisclosure Agreements. All rights and interests under each nondisclosure agreement that Seller has entered into prior to the date hereof with a potential bidder relating to the Conveyed Medicare Advantage Contracts or the Existing Medicare Advantage Contracts (collectively, the “NDAs”) in each case in connection with the process for the sale of the Conveyed Medicare Advantage Contracts;

(c) Prepayment and Other Amounts. All premium receivables and rights to payment of premiums from CMS or any other third parties arising or accruing under each Conveyed Medicare Advantage Contract to the extent relating to the period from and after the Closing Date, whether such amounts are paid before, on or after the Closing Date (“Prepayment Amounts”); and

(d) Books and Records. Copies of all business and financial books, records and data maintained by or on behalf of Seller and its Affiliates required or reasonably necessary to perform each Conveyed Medicare Advantage Contract, including (i) all such books and records reasonably required for Purchaser to operate the Purchaser Medicare Advantage Plans in accordance with the Conveyed Medicare Advantage Contracts, applicable Laws, the requirements set forth in this Agreement and the requirements set forth in the Novation Agreement or any other requirements imposed by any Governmental Authority in connection therewith, (ii) all such data reasonably required for Purchaser’s Medicare star ratings filings or performance quality filings after the Closing Date, (iii) copies of the applicable formulary if Seller’s formulary will be utilized pursuant to the Administrative Services Agreement, (iv) a copy of the bid submitted by Seller to CMS for each Conveyed Medicare Advantage Contract, (v) copies of any other material materials submitted by Seller to CMS in connection with any Conveyed Medicare Advantage Contract, (vi) lists of all the names, addresses, identification numbers, medical, claims and customer service history and care or chronic disease management plans (to the maximum extent permissible under applicable Law) of Seller Enrollees who become Purchaser Enrollees; provided that (A) such books, records and data shall be provided to Purchaser only as permitted by applicable Law and shall not include (1) any personally identifiable health records relating to former members or other natural persons who do not become Purchaser Enrollees except to the extent required in connection with clause (i) above and permitted by Law; or (2) any materials relating to proprietary policies or procedures of Seller or any of its Affiliates; (B) Seller shall be permitted to retain copies of all such books, records and data, subject to Seller’s confidentiality obligations and compliance with applicable Laws; and (C) Purchaser shall not be entitled to have access to or copies of (1) any rebate or discount agreement or other contract or related documents relating to the provision of pharmaceutical coverage or products that are applicable to any Conveyed Medicare Advantage Contract or (2) any broker or vendor agreements or compensation information related to unassigned Provider, Broker or vendor contracts and rates. To the extent that any books, records and data relate to one or more Conveyed Medicare Advantage Contracts, Prepayment Amounts and/or NDAs but do not solely relate to the Conveyed Medicare Advantage Contracts, Prepayment Amounts and/or NDAs, Seller shall make available to Purchaser excerpts comprised of such sections of such books, records and data that relate to the Conveyed Medicare Advantage Contracts, Prepayment Amounts and/or NDAs.

Section 2.02 Excluded Assets. Notwithstanding anything herein to the contrary, Seller and its Affiliates shall retain, and there shall be excluded from the sale, transfer, conveyance, assignment and delivery of the Purchased Assets to Purchaser hereunder, and the Purchased Assets shall not include, any assets of Seller or any of its Affiliates other than the Purchased Assets (collectively, the “Excluded Assets”). The Excluded Assets include (a) any contract between Seller (or any of its Affiliates) and CMS other than the Conveyed Medicare Advantage Contracts (including, for the avoidance of doubt, (i) the split portion of each Existing Medicare Advantage Contract that is not a Conveyed Medicare Advantage Contract and (ii) if applicable, the split portion of each 2017 Seller Medicare Advantage Contract that is not a Conveyed Medicare Advantage Contract) and (b) other than Prepayment Amounts, all rights arising under each Conveyed Medicare Advantage Contract prior to the Closing Date, including any rights to payments of premiums or other amounts thereunder relating to the period prior to the Closing Date, whether such amounts are paid before, on or after the Closing Date.

Section 2.03 Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date and effective as of the Closing, Purchaser shall assume and discharge and perform, or cause one or more of its Subsidiaries to assume, discharge and perform, when due all Liabilities arising from or relating to (a) the Purchaser Medicare Advantage Plans, including the provision of coverage or services to Purchaser Enrollees thereunder from and after the Closing Date, and any filings or reports submitted to CMS by Purchaser or any of its Affiliates from and after the Closing Date, regardless of whether the data used to prepare such filings or reports include data provided by Seller or any of its Affiliates, (b) the performance of the Conveyed Medicare Advantage Contracts and NDAs from and after the Closing Date and (c) Taxes in Post-Closing Tax Periods with respect to the Purchased Assets; provided that Liabilities for Transfer Taxes and Apportioned Obligations shall be allocated in the manner set forth in Section 5.16 (collectively, the “Assumed Liabilities”).

Section 2.04 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, except for the Assumed Liabilities, neither Purchaser nor any of its Affiliates shall assume hereunder, and in no event be deemed to have assumed, and Seller and its Affiliates shall retain, any and all Liabilities of Seller and/or its Affiliates, including any Liabilities of Seller and/or its Affiliates arising from or relating to (a) the Existing Medicare Advantage Plans, including the provision of coverage or services to Seller Enrollees thereunder prior to the Closing Date, and any filings or reports submitted to CMS by Seller or any of its Affiliates prior to the Closing Date, (b) the performance of the Existing Medicare Advantage Contracts, (c) if the Closing occurs after January 1, 2017, (i) the 2017 Seller Medicare Advantage Plans, including the provision of coverage or services to Seller Enrollees thereunder prior to the Closing Date, and any filings or reports submitted to CMS by Seller or any of its Affiliates prior to the Closing Date, (ii) if applicable, the performance by Seller of the 2017 Split Year Medicare Advantage Contracts prior to the Closing Date and (iii) if the Closing occurs on or after the 2018 Medicare Advantage Contract Entry Date, the performance of the 2017 Seller Medicare Advantage Contracts, (d) all Taxes of Seller, including Taxes resulting from the sale of Purchased Assets pursuant to this Agreement and Taxes of Seller in Pre-Closing Tax Periods with respect to the Purchased Assets; provided that Liabilities for Transfer Taxes and Apportioned Obligations shall be allocated in the manner set forth in Section 5.16, (e) any breach by Seller of any of its obligations under the Existing Medicare Advantage Contracts, the 2017 Seller Medicare Advantage Contracts or the Conveyed Medicare Advantage Contracts occurring prior to the Closing Date, or (f) a breach of any change of control provision set forth in any contract between Seller or any of its Subsidiaries and any material Provider that occurs as a result of the closing of the Humana Acquisition, (g) relating to any Action filed with a Governmental Authority with respect to the Purchased Assets prior to the Closing Date, or (h) relating to the Excluded Assets (collectively, the “Excluded Liabilities”).

Section 2.05 Purchaser’s Right to Assignment. For the avoidance of doubt, Purchaser shall have the right under this Agreement to (a) purchase, acquire, take assignment and delivery of any and all of the Purchased Assets and assume, discharge and perform any of the Assumed Liabilities directly, or (b) cause one or more of its Subsidiaries, including the Subsidiaries set forth on Section 2.05 of the Purchaser Disclosure Schedules (the “Approved Subsidiaries”), to purchase, acquire, take assignment of and receive all or any portion of the Purchased Assets and assume, discharge and perform any of the Assumed Liabilities; provided that in no event shall Purchaser’s election to cause one or more of its Subsidiaries to take any of the foregoing actions (i) relieve Purchaser of any of its obligations hereunder or enlarge, alter or change any obligation of Seller to Purchaser under this Agreement or any other agreement executed in connection herewith or (ii) delay or prevent the Closing or consummation of the transactions contemplated by this Agreement or any other agreement executed in connection herewith; provided, however, that it is acknowledged and agreed that Purchaser may cause one or more of the Approved Subsidiaries to purchase, acquire, take assignment of and receive all or any portion of the Purchased Assets and assume, discharge and perform any of the Assumed Liabilities notwithstanding the restrictions set forth in clause (ii) above.

Section 2.06 Payments Intended for Other Party. To the extent that, on or after the Closing Date, Purchaser receives any payment constituting an Excluded Asset, Purchaser shall pay such amount to Seller. To the extent that, on or after the Closing Date, Seller receives any payment constituting a Purchased Asset, Seller shall pay such amount to Purchaser. Any payment to be made pursuant to this Section 2.06 shall be made promptly and, if so requested by a receiving party, by wire transfer of immediately available funds to the account designated in writing by the receiving party to the paying party. Each paying party shall provide written notice to the other party of any payment made pursuant to this Section 2.06 when such payment is made.

Section 2.07 Closing. The closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder (the “Closing”) shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, (a) as soon as possible, but in no event later than three Business Days, following satisfaction or, to the extent permissible, waiver of the conditions set forth in Article 6 by the party or parties entitled to the benefit thereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) or (b) at such other time and/or place as may be mutually agreed upon by the parties (the date on which the Closing occurs, the “Closing Date”).

Section 2.08 Closing Deliveries. At the Closing, (a) Purchaser shall pay $4,097,297.70 (the “Closing Payment”) to Seller by wire transfer of immediately available funds to an account of Seller designated by Seller prior to Closing and (b) the parties or their respective Affiliates, as applicable, shall enter into (i) unless Purchaser is entering into the Conveyed Medicare Advantage Contracts directly with CMS, a CMS Novation Agreement in the form required by CMS for the novation or assignment of the Conveyed Medicare Advantage Contracts to Purchaser (the “Novation Agreement”), (ii) an Administrative Services Agreement substantially in the form attached hereto as Schedule A (the “Administrative Services Agreement”), (iii) a Transitional Trademark License Agreement substantially in the form attached hereto as Schedule B (the “Transitional Trademark License Agreement”) and (iv) an Assignment and Assumption Agreement substantially in the form attached hereto as Schedule C (the “Assignment and Assumption Agreement”). Notwithstanding the foregoing, the parties acknowledge and agree that if the form of Novation Agreement required by CMS for the novation or assignment of the Conveyed Medicare Advantage Contracts contains terms and conditions that are not customarily found in a CMS novation agreement and such terms and conditions would result in any of the Conveyed Medicare Advantage Contracts no longer constituting a “Conveyed Medicare Advantage Contract” as defined herein, the form of such Novation Agreement shall be subject to the prior approval of Seller and Purchaser, such approval not to be unreasonably withheld, conditioned or delayed.

Section 2.09 Purchase Price Adjustment.

(a) Within 30 calendar days after Purchaser’s receipt of the monthly membership roster issued by CMS in the second (2nd) month following the later of (x) the Enrollee Measurement Date and (y) the end of any Special Opt Out Period (such 30-calendar day period, the “Purchase Price Calculation Period” and such monthly CMS membership roster, the “Monthly Membership Report”, which Purchase Price Calculation Period shall be extended for up to an additional 30 calendar days if Purchaser makes a written request of Seller prior to the expiration of the initial Purchase Price Calculation Period reasonably documenting the reason for such extension), Purchaser shall deliver to Seller (i) a written statement (the “Post-Closing Statement”) setting forth Purchaser’s calculation of the Purchase Price, which shall be calculated based solely on the number of Purchaser Enrollees as of the first date that is on or after the later of the Enrollee Measurement Date and the end of any Special Opt Out Period as shown on the Monthly Membership Report (and, for the avoidance of doubt, will not be based, in whole or in part, on any other information including any records of Seller, Purchaser or any other Person, including CMS) and (ii) a copy of the Monthly Membership Report. For purposes of this Agreement, the following terms have the following meanings:

“Purchase Price” means an amount in cash equal to the sum of all Regional Purchase Prices.

“Regional Purchase Price” means, for each Region, an amount in cash equal to the product of (i) the number of Purchaser Enrollees as of the first date that is on or after the later of the Enrollee Measurement Date and the end of any Special Opt Out Period as shown on the Monthly Membership Report who reside in such Region as set forth on the Monthly Membership Report and (ii) the dollar amount per Enrollee set forth opposite the name of such Region on Section 2.09(a) of the Seller Disclosure Schedules.

(b) If Purchaser fails to deliver the Post-Closing Statement and the Monthly Membership Report during the Purchase Price Calculation Period (including any extension of the Purchase Price Calculation Period in accordance with Section 2.09(a)), Purchaser shall still be required to deliver to Seller the Monthly Membership Report in accordance with Section 2.09(a) and if such report is not delivered, Purchaser authorizes Seller to request such report directly from CMS, and authorizes CMS to deliver such report directly to Seller, and, in such event, upon receipt of the Monthly Membership Report from Purchaser or CMS, as applicable, Seller shall be entitled to calculate the Purchase Price based solely on the Monthly Membership Report, and such amount, as calculated by Seller, shall be final and binding upon Purchaser and Seller for all purposes of this Agreement.

(c) If Purchaser delivers the Post-Closing Statement and the Monthly Membership Report during the Purchase Price Calculation Period (including any extension of the Purchase Price Calculation Period in accordance with Section 2.09(a)) and Seller disagrees with Purchaser’s calculation of the Purchase Price set forth on the Post-Closing Statement, Seller may, within 30 calendar days after receipt of the Post-Closing Statement, deliver a notice (a “Notice of Disagreement”) to Purchaser which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved, and specify Seller’s calculation of the Purchase Price. If Seller delivers to Purchaser a notice accepting the Post-Closing Statement, or does not timely deliver any Notice of Disagreement, Seller shall be deemed to have agreed with all items and amounts contained in the Post-Closing Statement.

(d) If Seller timely delivers a Notice of Disagreement, Purchaser and Seller shall, during the 30 calendar days after delivery thereof, use their respective Commercially Reasonable Efforts to reach agreement on the disputed matters in order to determine the Purchase Price. If Purchaser and Seller are unable to reach agreement as to the Purchase Price during such 30-calendar day period, then either party may bring an Action to determine the Purchase Price in the courts provided for by Section 9.07.

(e) If the Adjusted Purchase Price is greater than the Closing Payment, then Purchaser shall pay the amount of such difference to Seller, by wire transfer of immediately available funds to an account specified by Seller prior to such payment. If the Adjusted Purchase Price is less than the Closing Payment, Seller shall pay the amount of such difference to Purchaser, by wire transfer of immediately available funds to an account specified by Purchaser. The payment required to be made by Purchaser or Seller, as applicable, pursuant to the immediately preceding sentences will be made within three Business Days of the determination of the Adjusted Purchase Price.

(f) “Adjusted Purchase Price” means (i) if Purchaser does not deliver the Post-Closing Statement and the Monthly Membership Report during the Purchase Price Calculation Period (including any extension of the Purchase Price Calculation Period in accordance with Section 2.09(a)), Seller’s calculation of the Purchase Price pursuant to Section 2.09(b); (ii) if Purchaser delivers the Post-Closing Statement and the Monthly Membership Report during the Purchase Price Calculation Period (including any extension of the Purchase Price Calculation Period in accordance with Section 2.09(a)), and Seller does not deliver any Notice of Disagreement within 30 calendar days after receipt of the Post-Closing Statement or Seller delivers a notice accepting the Post-Closing Statement, Purchaser’s calculation of the Purchase Price set forth on the Post-Closing Statement; or (iii) if Seller does deliver a Notice of Disagreement within 30 calendar days after receipt of the Post-Closing Statement, (A) the Purchase Price as agreed by Purchaser and Seller pursuant to Section 2.09(d) or (B) in the absence of such agreement, the Purchase Price as determined in any Action brought by either party pursuant to Section 2.09(d) and Section 9.07; provided that in no event shall the Adjusted Purchase Price be more than Seller’s calculation of the Purchase Price set forth in the Notice of Disagreement or less than Purchaser’s calculation of the Purchase Price set forth in the Post-Closing Statement.

Section 2.10 Additional Adjustment to Purchase Price.

(a) Between the date hereof until the Closing Date, in the event that a CMS Sanction is imposed on Seller that individually or in the aggregate with any and all other CMS Sanctions imposed on Seller between the date hereof and the Closing Date has a material adverse effect on Seller’s ability to provide the services under the Administrative Services Agreement, Seller shall provide prompt written notice to Purchaser of such CMS Sanction along with a reasonably detailed explanation of the impact that the CMS Sanction will have on Seller’s ability to provide the services under the Administrative Services Agreement (“Seller’s CMS Sanction Notice”).

(b) During the 30 calendar days after the delivery of Seller’s CMS Sanction Notice, Purchaser and Seller shall use their respective Commercially Reasonable Efforts to reach agreement on the Damages that the CMS Sanction will have on Purchaser’s performance and operation of the Conveyed Medicare Advantage Contracts after the Closing (it being understood and agreed that, among other things, the impact (and the reasonably expected impact) of any remediation or other offsetting actions that Seller or any of its Affiliates undertakes or has taken shall be taken into account in determining the Damages that the CMS Sanction will have on Purchaser’s performance and operation of the Conveyed Medicare Advantage Contracts after the Closing; provided, however, that in the event Seller and/or any of its Affiliates has determined to undertake any remediation or other offsetting actions pursuant to this Section 2.10(b), then Seller shall covenant and agree in writing to Purchaser to promptly perform or cause to be performed such actions; and provided, further, that in no event shall such Damages be deemed to be greater than the Adjusted Purchase Price for purposes of this Section 2.10) (such Damages, the “Purchaser’s Damages”). Purchaser shall, within such 30-calendar day period, deliver written notice to Seller, specifying Purchaser’s reasonable good faith determination of the Purchaser’s Damages (the “Purchaser’s Notice”) along with reasonable detail supporting such determination. If Purchaser timely delivers the Purchaser’s Notice within such 30-day period and Seller disagrees with Purchaser’s determination of the Purchaser’s Damages, Seller may, within 10 calendar days after receiving the Purchaser’s Notice, deliver a notice (the “Seller’s Response Notice”) to Purchaser, which notice shall describe the nature of such disagreement in reasonable detail, specifying Seller’s reasonable good faith determination of the Purchaser’s Damages and identifying any specific item(s) of dispute.

(c) If the greater of the two calculations of the Purchaser’s Damages set forth in each of the Purchaser’s Notice and the Seller’s Response Notice is less than twenty percent (20%) greater than the lesser of such two calculations, then the Purchaser’s Damages shall be the average of the two calculations of the Purchaser’s Damages set forth in the Purchaser’s Notice and the Seller’s Response Notice. If the greater of the two calculations of the Purchaser’s Damages set forth in the Purchaser’s Notice and the Seller’s Response Notice is equal to or more than twenty percent (20%) greater than the lesser of such two calculations, then either party may thereafter upon notice to the other party cause a Neutral Arbitrator to promptly review this Agreement and the disputed matters for purposes of determining the Purchaser’s Damages.

(d) If the parties submit the dispute to the Neutral Arbitrator, then in making its calculation of the Purchaser’s Damages, the Neutral Arbitrator shall (i) be bound by the terms of this Agreement, including the terms of this Section 2.10, (ii) consider only the disputed matters, and (iii) determine the value of the Purchaser’s Damages by choosing either the calculation of Purchaser’s Damages set forth on the Purchaser’s Notice or the calculation of Purchaser’s Damages set forth on the Seller’s Response Notice. The Neutral Arbitrator’s determination of the Purchaser’s Damages shall be based solely on written materials, presentations and arguments submitted and/or made by Purchaser and Seller (i.e., shall not be based on an independent review). The Neutral Arbitrator shall deliver to Purchaser and Seller, as promptly as practicable, a written report setting forth its determination of the Purchaser’s Damages. Such Neutral Arbitrator’s report shall be final and binding upon Purchaser and Seller for all purposes of this Agreement. The fees and expenses of the Neutral Arbitrator shall be paid by the party whose calculation of the Purchaser’s Damages that the Arbitrator did not choose.

(e) The parties agree that the Adjusted Purchase Price shall be reduced by the amount of any Purchaser’s Damages as finally determined in accordance with Section 2.10(c) and Section 2.10(d), but not below zero. Further, in the event that final determination of the Purchaser’s Damages is not made until a date following the determination of the Adjusted Purchase Price, Seller shall promptly (and in any event not more than 30 days after the date of final determination made in accordance with Section 2.10(c) or Section 2.10(d)) deliver the amount of the Purchaser’s Damages to Purchaser by wire transfer of immediately available funds to the account designated in writing by Purchaser. Purchaser may also elect in writing to offset the amount of any Purchaser’s Damages as finally determined in accordance with Section 2.10(c) and Section 2.10(d) in whole or in part against any amounts payable by Purchaser under the Administrative Services Agreement.

Section 2.11 Allocation of Purchase Price.

(a) As promptly as practicable after the Purchase Price (as adjusted pursuant to Section 2.09, Section 2.10 and Section 2.12) is finally determined, but not later than 45 days thereafter, Purchaser shall deliver to Seller a statement (the “Allocation Statement”), allocating the Purchase Price (plus Assumed Liabilities, to the extent properly taken into account under

Section 1060 of the Code) among the Purchased Assets in accordance with Section 1060 of the Code. If, within 10 days after the delivery of the Allocation Statement, Seller notifies Purchaser in writing that Purchaser objects to the allocation set forth in the Allocation Statement, Purchaser and Seller shall use Commercially Reasonable Efforts to resolve such dispute within 20 days. In the event that Purchaser and Seller are unable to resolve such dispute within 20 days, Purchaser and Seller shall jointly retain an independent certified public accounting firm of nationally recognized standing (other than any such firm that audited the financial statements of Purchaser or Seller or any Affiliate of either within the three calendar years before such retention) reasonably satisfactory to Purchaser and Seller to determine the appropriate allocation of the disputed items. Upon allocation of the disputed items by such independent accounting firm, the allocation reflected on the Allocation Statement shall be adjusted accordingly, and such adjusted Allocation Statement shall be the Allocation Statement for all purposes of this Agreement. The costs, fees and expenses of the independent accounting firm shall be borne equally by Purchaser and Seller.

(b) Each of Seller and Purchaser agrees, except as required by a Final Determination, to (i) be bound by the Allocation Statement for Tax purposes and (ii) act in accordance with the Allocation Statement in the preparation, filing and audit of any Tax Return (including filing Form 8594 with its federal income Tax Return for the taxable year that includes the Closing Date).

(c) Not later than 30 days prior to the filing of their respective Forms 8594 relating to the transactions contemplated hereby, each party shall deliver to the other party a copy of its Form 8594.

Section 2.12 Reduction in Applicable Service Area. (a) Notwithstanding anything to the contrary contained herein, if the Humana Acquisition Litigation is finally and non-appealably resolved (including by settlement) prior to the Closing, or is resolved and such resolution has not yet been appealed prior to the Closing, and Seller is required pursuant to or in connection with such resolution (whether by DOJ, the U.S. District Court overseeing the Humana Acquisition Litigation (the “Overseeing Court”) or otherwise) (such resolution, the “Final Resolution”) to divest to Purchaser individual Medicare Advantage plan Contracts covering fewer states and/or counties than are included in the Applicable Service Area as of the date hereof (the “Original Service Area”) in order to consummate the Humana Acquisition, then Seller shall have the option (the “Applicable Service Area Reduction Option”), in Seller’s sole discretion, exercisable by written notice to Purchaser prior to the Closing Date, to amend Sections 1.01(a)(iv) and 1.01(a)(v) of the Seller Disclosure Schedules to remove certain states and/or counties in which Seller is not required to make divestitures from the Applicable Service Area (such amended Applicable Service Area, the ”Final Service Area”) in accordance with the following:

(i) Seller shall have the right to remove any and all counties and/or states in which Seller is not required to make divestitures pursuant to the Final Resolution so long as the total number of all Applicable Seller Enrollees together with any “Applicable Seller Enrollees” as defined in the Aetna APA (collectively, the “Required Divestiture Enrollees”) is at least one hundred seventy five thousand (175,000).

(ii) In the event that the total number of Required Divestiture Enrollees is less than one hundred seventy five thousand (175,000), then the Final Service Area shall include the Divested Service Area and additional counties from the Original Service Area (collectively, the “Additional Service Area”) as follows:

(A) Section 2.12(a)(ii) of the Purchaser Disclosure Schedules sets forth the states within the Original Service Area sequentially arranged in order of Purchaser’s priority (the “Preferred Service Area List”);

(B) beginning with the first state on the Preferred Service Area List, if the Divested Service Area includes any county within such state, then starting from the largest such county, each county that is (i) closest (and thereafter, next closest) in proximity to such county within such state and (ii) included in the Original Service Area, shall be included in the Final Service Area until the total number of Required Divestiture Enrollees, together with the total number of all Additional Seller Enrollees and any “Additional Seller Enrollees” as defined in the Aetna APA (collectively, the “Aggregate Enrollees”), is at least one hundred seventy five thousand (175,000);

(C) in the event the Aggregate Enrollees do not equal at least one hundred seventy five thousand (175,000) following the process set forth in Section 2.12(a)(ii)(B) above, such process shall be repeated for each state in which any county is included in the Divested Service Area and counties within such state in the priority set forth on the Preferred Service Area List until the total number of Aggregate Enrollees is at least one hundred seventy five thousand (175,000);

(D) in the event the Aggregate Enrollees do not equal at least one hundred seventy five thousand (175,000) following the process set forth in Section 2.12(a)(ii)(C) above, such process shall be repeated with respect to any states and counties within such states that are included in the Original Service Area but which are not included in the Divested Services Area in the priority set forth on the Preferred Service Area List and otherwise as reasonably agreed by the parties until the total number of Aggregate Enrollees is at least one hundred seventy five thousand (175,000); and

(E) thereafter, Seller shall have the right, at its sole discretion, to remove any remaining counties and/or states from the Final Service Area.

(b) For the avoidance of doubt, no Seller Enrollees covered by the Applicable RPPO Contract shall be included in the Aggregate Enrollees for purposes of meeting the threshold required in Section 2.12(a)(ii). Additionally, if Seller exercises the Applicable Service Area Reduction Option, from and after the exercise thereof, among other consequences hereunder, the Applicable Service Area shall be limited to the smaller number of states and/or counties on Sections 1.01(a)(iv) and 1.01(a)(v) of the Seller Disclosure Schedules as amended pursuant to the Applicable Service Area Reduction Option, the Conveyed Medicare Advantage Contracts shall be limited to individual Medicare Advantage plan Contracts covering such smaller number of states and/or counties and the Seller Enrollees and Purchaser Enrollees shall be limited to natural persons who reside in such smaller number of states and/or counties, in each case for all purposes of this Agreement, including the determination of the scope of the Purchased Assets and the amount of the Purchase Price hereunder.

(c) If Seller exercises the Applicable Service Area Reduction Option, and the Final Service Area includes any Additional Service Area pursuant to Section 2.12(a)(ii), then, upon the terms and subject to the conditions set forth in this Agreement, each party shall, and shall cause its Affiliates to, use best efforts to consummate the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities with respect to the Divested Service Area hereunder as promptly as practicable, without delay due to the inclusion of the Additional Service Area in the Final Service Area pursuant to Section 2.12(a)(ii) (including, if necessary or advisable, by means of an initial closing with respect to the Divested Service Area hereunder and a subsequent closing with respect to the Additional Service Area hereunder).

(d) If Seller is required pursuant to or in connection with the Final Resolution to divest individual Medicare Advantage plan Contracts covering states and/or counties outside of the Original Service Area, and Purchaser agrees in writing to purchase such Contracts, Purchaser acknowledges and agrees that natural persons who reside (as defined by applicable Law) in such states and/or counties and are enrolled in a Medicare Advantage plan offered by Seller or any of its Affiliates directly to individuals in such state and/or counties pursuant to any such Contract shall count towards the threshold required in Section 2.12(a)(ii), as if such persons were “Aggregate Enrollees” hereunder, and the impact of counting such persons in such manner on the operation of Section 2.12(a)(ii) shall be as reasonably agreed by the parties.

Section 2.13 Regional PPO. If, at or prior to the Closing, the Contract pursuant to which Seller and its Affiliates operate a regional preferred provider organization in the counties of the Applicable Service Area set forth on Section 2.13 of the Seller Disclosure Schedules (the “Applicable RPPO Contract”) is split or converted into, or the membership under the Applicable RPPO Contract in such counties is assigned, transferred to, or enrolled in, one or more Contracts pursuant to which a local preferred provider organization may be operated in such counties (each, an “LPPO Contract”), then from and after such split, conversion, assignment, transfer or enrollment, each resulting LPPO Contract shall be deemed to be a “Conveyed Medicare Advantage Contract” for all purposes of this Agreement, and Purchaser shall purchase each such LPPO Contract at the Closing on the terms and conditions set forth in this Agreement with respect to the other Conveyed Medicare Advantage Contracts. Upon Seller’s request, Purchaser shall, and shall cause its Affiliates to, reasonably cooperate with Seller and its Affiliates in connection with (1) any split or conversion of the Applicable RPPO Contract into, or assignment, transfer or enrollment of the membership thereunder to or in, one or more LPPO Contracts or (2) any alternative structure proposed by Seller that seeks to transfer the Applicable RPPO Contract or the membership thereunder in the applicable counties to Purchaser. Notwithstanding the foregoing, Seller shall have the option, exercisable by written notice to Purchaser for any reason at any time prior to the Closing, not to (i) split, convert or otherwise transfer membership under the Applicable RPPO Contract into one or more LPPO Contracts or (ii) sell to Purchaser pursuant hereto any LPPO Contract (or portion thereof, including on a county-by-county basis) resulting from the split or conversion of, or other transfer of membership under, the Applicable RPPO Contract into one or more LPPO Contracts, and if Seller exercises such option, the provisions of this Section 2.13 shall terminate without Liability of either party or their respective Affiliates with respect to the applicable LPPO Contract(s) (or portion(s) thereof).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to Section 9.04, except as set forth in the Seller Disclosure Schedules, Seller represents and warrants to Purchaser as of the date hereof and as of the Closing Date as follows:

Section 3.01 Corporate Existence and Power. (a) Seller is a corporation duly incorporated and validly existing under the laws of the State of Delaware. Seller has all corporate powers and authority required to own or lease all of its properties or assets and to carry on its business as now conducted.

(b) Seller is in good standing in the State of Delaware and is duly qualified to do business and in good standing in each other jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not be material to the Conveyed Medicare Advantage Contracts taken as a whole.

(c) Section 3.01(c) of the Seller Disclosure Schedules sets forth each material joint venture or similar agreement as of the date hereof between Seller or any of its Affiliates and any Provider that relates to a Conveyed Medicare Advantage Contract and which Provider is (i) directly or indirectly controlling, controlled by, or under common control with Seller, or (ii) for which securities or other equity ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such Provider are directly or indirectly owned by Seller.

Section 3.02 Corporate Authorization. The execution, delivery and performance by Seller of this Agreement and each of the other Transaction Documents and the consummation by Seller of the transactions contemplated by this Agreement and each of the other Transaction Documents are within the corporate powers and authority of Seller and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been, and upon its execution and delivery each of the other Transaction Documents will have been, duly executed and delivered by Seller and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and upon its execution and delivery each of the other Transaction Documents will constitute, a legal, valid and binding agreement of Seller enforceable against Seller in accordance with its respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Bankruptcy and Equity Exceptions”)).

Section 3.03 Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and each of the other Transaction Documents and the consummation by Seller of the transactions contemplated hereby and thereby require no actions by or in respect of, Consents of, or Filings with, any Governmental Authority, other than (a) compliance with any applicable requirements of the 1934 Act and any other applicable U.S. state or federal securities Laws or pursuant to the rules of the New York Stock Exchange, (b) the Consents of, and Filings with, the Governmental Authorities listed on Section 3.03(b) of the Seller Disclosure Schedules, including the Consents of, and Filings with, the state insurance departments, federal and state departments of health and other Consents and Filings required under Health Care Laws or insurance laws listed thereon and (c) any other such actions, Consents or Filings (i) required solely by reason of the participation of Purchaser or any of its Affiliates in the transactions contemplated hereby or (ii) the absence of which would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole.

Section 3.04 Non-Contravention. The execution, delivery and performance by Seller of this Agreement and the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of Seller’s organizational documents, (b) assuming compliance with the matters referred to in Section 3.03, materially contravene, materially conflict with or result in any material violation or material breach of any provision of any applicable Law, (c) assuming compliance with the matters referred to in Section 3.03, require any material Consent or other material action by any Person under, constitute a material default, or an event that, with or without notice or lapse of time or both, would constitute a material default, under, or cause or permit the termination, cancellation, acceleration or other material change of any material right or obligation or the loss of any material benefit to which Seller or any of its Affiliates is entitled under, any provision of the Existing Medicare Advantage Contracts, the 2017 Seller Medicare Advantage Contracts or the Conveyed Medicare Advantage Contracts, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any of the Purchased Assets.

Section 3.05 Absence of Certain Changes. Since January 1, 2016, (a) the Existing Medicare Advantage Plans have been, and if the Closing occurs after January 1, 2017, the 2017 Seller Medicare Advantage Plans will have been, operated in all material respects in the ordinary course of business consistent with past practices and in compliance with all Laws in all material respects; and (b) there has not been: (i) any cancellation, termination or, to the knowledge of Seller, threatened in writing cancellation or termination, or receipt of any written notice of termination or cancellation of any Existing Medicare Advantage Contracts, the 2017 Seller Medicare Advantage Contracts or the Conveyed Medicare Advantage Contracts; (ii) any settlement or agreement to settle any material Action related to the Purchased Assets to which Seller is a party; (iii) any event, circumstance, development or change which, individually or together with other such events, changes, developments or effects, has had, or would have a material adverse effect on the Conveyed Medicare Advantage Contracts individually or in the aggregate; and (iv) any material change by Seller of its accounting or actuarial methods, principles or practices solely with respect to the Existing Medicare Advantage Plans, or if the Closing occurs after January 1, 2017, the 2017 Seller Medicare Advantage Plans, in each case, other than as required by changes in applicable Law, United States generally accepted accounting principles and/or applicable statutory accounting principles.

Section 3.06 Litigation. There is no material Action pending or, to the knowledge of Seller, any material investigation pending or threatened in writing against Seller or its Affiliates with respect to or affecting the Existing Medicare Advantage Plans or the 2017 Seller Medicare Advantage Plans, before (or, in the case of threatened Actions, that would be before) any arbitrator or Governmental Authority. There is no Action pending, or to the knowledge of Seller, threatened, against Seller or its Affiliates (i) that seeks damages or other relief in connection with the transactions contemplated by this Agreement, or (ii) that would reasonably be expected to prevent, enjoin, alter, materially delay, make illegal, impose limits or conditions on or otherwise materially interfere with any of the transactions contemplated by this Agreement. There is no material Order outstanding or threatened in writing against or affecting the Existing Medicare Advantage Plans or the 2017 Seller Medicare Advantage Plans.

Section 3.07 Title to Purchased Assets. Seller or one or more of its Affiliates will at the Closing assign or convey as applicable to Purchaser or any Affiliates of Purchaser designated by Purchaser, good title to all of the Purchased Assets free and clear of all Liens except Permitted Liens.

Section 3.08 Books and Records. The books and records that constitute Purchased Assets have been prepared and maintained in good faith and consistently with Seller’s practice for maintaining books and records in its Medicare Advantage business.

Section 3.09 Compliance with Applicable Laws. (a) The Existing Medicare Advantage Plans are, and since January 1, 2014 have been, in compliance with all applicable Laws in all material respects, including applicable Health Care Laws. If the Closing occurs after January 1, 2017, the 2017 Seller Medicare Advantage Plans will since January 1, 2017 have been in compliance with all applicable Laws in all material respects, including applicable Health Care Laws.

(b) Since January 1, 2014, neither Seller nor any of its Affiliates has entered into any agreement or settlement (including any corrective action plan, corporate integrity agreement or corporate compliance agreement) with any Governmental Authority with respect to any Existing Medicare Advantage Plan and, if the Closing occurs after January 1, 2017, with respect to any 2017 Seller Medicare Advantage Plan, with respect to any actual or alleged violation of any applicable Law, except for agreements and settlements that would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole.

(c) Since January 1, 2014, neither Seller nor any of its Affiliates has been subject to CMS’s imposition of, or has received any written correspondence from CMS threatening the imposition of, sanctions on Seller or any of its Affiliates in relation to any Existing Medicare Advantage Plans or, if the Closing occurs after January 1, 2017, any 2017 Seller Medicare Advantage Plans, as applicable, in each case, except as would not reasonably be expected to be material to the Conveyed Medicare Advantage Contracts, taken as a whole.

(d) Since January 1, 2014, neither Seller nor any of its Affiliates has been subject to any Governmental Authority’s (other than CMS) imposition of, or has received any written correspondence from any Governmental Authority (other than CMS) threatening the imposition of, sanctions on Seller or any of its Affiliates in relation to the operation of any

Existing Medicare Advantage Plan or, if the Closing occurs after January 1, 2017, any 2017 Seller Medicare Advantage Plan, as applicable, in each case except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole.

(e) Since January 1, 2014, all material Filings with Governmental Authorities (including Filings with respect to premium rates, rating plans, policy terms and other terms established or used by the Existing Medicare Advantage Plans) with respect to any Existing Medicare Advantage Plan and, if the Closing occurs after January 1, 2017, with respect to any 2017 Seller Medicare Advantage Plan, together with any material amendments with respect thereto, in each case that were required to be filed with any Governmental Authority, including CMS, state insurance departments, state departments of health, other applicable state authorities, and any other agencies with jurisdiction over the Existing Medicare Advantage Plans and the 2017 Seller Medicare Advantage Plans, if applicable, and including material Filings that were required to be filed under the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), have been made and were true and correct in all material respects when made.

(f) Since January 1, 2014, except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole, none of Seller or any of its Affiliates has been or is currently suspended, excluded or debarred from contracting with the federal or any state government or from participating in any state or federally funded healthcare program nor has Seller or any of its Affiliates received any written notice threatening such suspension, exclusion or debarment. As of the date hereof, to the knowledge of Seller, Seller is not aware of any reason or basis with respect to Seller or any of its Affiliates on which CMS or any other applicable Governmental Authority reasonably would be expected to refuse to grant any consent or novation with respect to the transfer to Purchaser of the Purchased Assets by Seller or any of its Affiliates, other than any such reason or basis solely relating to the Humana Acquisition.

(g) Since January 1, 2014, except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole, Seller has had a program to prevent and detect violations of legal requirements applicable to the Existing Medicare Advantage Plans and, if the Closing occurs after January 1, 2017, the 2017 Seller Medicare Advantage Plans, and such program has, at all times, complied with (i) the provisions of the U.S. Sentencing Guidelines relating to corporate compliance programs, and (ii) the applicable model compliance plans issued by the U.S. Department of Health and Human Services.

Section 3.10 Conveyed Medicare Advantage Contracts. Prior to the date hereof, Seller has delivered to Purchaser a true and correct copy of each Existing Medicare Advantage Contract (provided that such copies may be redacted so as to omit provisions thereof not related to the Existing Medicare Advantage Plans in the Applicable Service Area). Each of the Existing Medicare Advantage Contracts is, and if the Closing occurs after January 1, 2017, each of the 2017 Seller Medicare Advantage Contracts and the Conveyed Medicare Advantage Contracts will be, a legal, valid and binding obligation of Seller or its applicable Affiliate (as the case may be) and, to the knowledge of Seller, CMS, and is or will be, as applicable, in full force and effect and enforceable in accordance with its terms against Seller or its applicable Affiliate (as the case may be) and, to the knowledge of Seller, CMS, except where the failure of an Existing Medicare Advantage Contract, 2017 Seller Medicare Advantage Contract or Conveyed Medicare

Advantage Contract, as applicable, to be a valid and binding obligation and in full force and effect and enforceable would not reasonably be expected to be material to the Conveyed Medicare Advantage Contracts, taken as a whole (provided that, notwithstanding anything to the contrary contained herein, if any or all of the Conveyed Medicare Advantage Contracts are new contracts entered into directly by Purchaser, such Conveyed Medicare Advantage Contracts will not be a valid and binding obligation of Seller or its applicable Affiliate (as the case may be) and will not be enforceable in accordance with its terms against Seller or its applicable Affiliate (as the case may be)). To the knowledge of Seller, CMS is not seeking to terminate, cancel or challenging the validity or enforceability of any Existing Medicare Advantage Contract or, if the Closing occurs after January 1, 2017, any 2017 Seller Medicare Advantage Contract or Conveyed Medicare Advantage Contract, and neither Seller nor any of its Affiliates has received any written communication from CMS relating to any such potential termination, cancellation or challenge. Neither Seller nor any of its Affiliates, nor, to the knowledge of Seller, CMS has materially violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a material default under any provision of any Existing Medicare Advantage Contract or, if the Closing occurs after January 1, 2017, any 2017 Seller Medicare Advantage Contract or Conveyed Medicare Advantage Contract. Neither Seller nor any of its Affiliates has received written notice from CMS that it has violated or defaulted, in each case, in any material respect, under any Existing Medicare Advantage Contract or, if the Closing occurs after January 1, 2017, any 2017 Seller Medicare Advantage Contract or Conveyed Medicare Advantage Contract. Except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole, Seller has maintained all records required to be maintained by applicable Laws with respect to the Conveyed Medicare Advantage Contracts.

Section 3.11 Material Provider Contracts.

(a) Except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole, Section 3.11(a) of the Seller Disclosure Schedules sets forth a true and complete list as of the date hereof of the following Providers (collectively, “Material Providers”, and contracts between Seller or any of its Affiliates and any of such Material Providers, “Material Provider Contracts”) in each state within the Applicable Service Area: (i) the top 20 hospitals, based on the total of all hospital payments made by Seller and its Affiliates in respect of Seller Enrollees in calendar year 2015 and during the period from January 1, 2016 through May 31, 2016 in such state; (ii) the top 50 physician practices (i.e., primary care physicians and physician groups, independent practice associations, specialist physicians, mental health professionals, community health centers, clinics and physical therapists) based on the total of all physician payments made by Seller and its Affiliates in respect of Seller Enrollees in calendar year 2015 and during the period from January 1, 2016 through May 31, 2016 in such state; and (iii) the top 20 Providers that (A) are not hospitals or physician practices, based on the total of all Provider payments made by Seller and its Affiliates in respect of Seller Enrollees during the period from January 1, 2015 through May 31, 2016 in such state and (B) received payments in excess of $100,000 during such period. Section 3.11(a) of the Seller Disclosure Schedules also identifies any Material Providers that provide services on an exclusive basis as of the date hereof. All Material Provider Contracts comply in all material respects with the requirements of applicable Law, except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole.

(b) Seller has made available to Purchaser a true and correct copy of the contracts of the top five (5) hospitals and the top five (5) physician practices based on the total of all payments made by Seller and its Affiliates in respect of Seller Enrollees during 2015 for each state within the Applicable Service Area, including all amendments, modifications, side letters, supplements, renewals, extensions and guarantees currently in effect and related thereto. As of the date hereof, each of the Material Provider Contracts is a legal, valid and binding obligation of Seller or its applicable Affiliate (as the case may be) and, to the knowledge of Seller, is in full force and effect in all material respects (subject to the Bankruptcy and Equity Exceptions), except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole. To the knowledge of Seller, as of the date hereof, there is no event which with the giving of notice or the passage of time or both would constitute a material default, or material modification, or acceleration of any material rights or obligations, under any Material Provider Contract; and, to the knowledge of Seller, as of the date hereof, no other party to any Material Provider Contract has repudiated any material provision of such Material Provider Contract, in each case, except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole. As of the date hereof, Seller has performed its obligations in all material respects under each Material Provider Contract. Except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole, Seller has maintained all records required to be maintained by applicable Laws with respect to the Material Provider Contracts.

(c) Since January 1, 2015, each Provider under the Material Provider Contracts has been compensated and is currently compensated for covered services provided to Seller Enrollees in accordance with the rates and fees set forth in the applicable Material Provider Contracts and Seller’s standard payment policies and procedures, except as would not be material to the Conveyed Medicare Advantage Contracts, taken as a whole. As of the date hereof, there are no renegotiations, attempts to renegotiate or outstanding rights to negotiate any amount to be paid or payable to or by Seller under any Material Provider Contract other than in all material respects in the ordinary course of business consistent with the past practices of Seller and its Affiliates. Furthermore, with respect to each Material Provider Contract, (i) no Affiliate of Seller is a Material Provider and (ii) each Material Provider Contract may be terminated by a party thereto without cause or nonrenewed with advance written notice.

Section 3.12 Seller Enrollees. With respect to all requests for services duly made by or for a Seller Enrollee prior to the Closing, Seller has complied in all material respects with its internal medical management policies and procedures (including utilization review and pre-authorization procedures) and the use of such policies and procedures complies in all material respects with the Existing Medicare Advantage Contracts or, if the Closing occurs after January 1, 2017, the 2017 Seller Medicare Advantage Contracts and the Conveyed Medicare Advantage Contracts, as applicable, and all applicable Laws. Seller has adjudicated all requests for preauthorizations, referrals, and admissions in all material respects in the ordinary course of business.

Section 3.13 Agreements with Brokers. (a) To the knowledge of Seller, each Broker, at the time such Broker wrote, sold, or produced insurance contracts related to the Existing Medicare Advantage Plans and, if the Closing occurs after January 1, 2017, the 2017 Seller Medicare Advantage Plans on behalf of Seller and with respect to Seller Enrollees was duly licensed for such business and duly appointed by Seller or one or more of its Affiliates in accordance with applicable Laws in all material respects and (b) to the knowledge of Seller, no such Broker has violated in any material respect any term or provision of any Law applicable to the writing, sale or production of business for Seller related to the Existing Medicare Advantage Plans with respect to the Seller Enrollees or, if the Closing occurs after January 1, 2017, the 2017 Seller Medicare Advantage Plans.

Section 3.14 NDAs. Seller has provided Purchaser with a true and complete copy of all of the NDAs. The NDAs are legal, valid, binding, enforceable and in full force and effect. Except as set forth on Section 3.14 of the Seller Disclosure Schedules, as of the date hereof, Seller has not received or given written notice of, and to the knowledge of Seller, is not aware of, any default or claimed, purported or alleged default, breach or state of facts which, with notice or lapse of time or both, would constitute a material default or breach on the part of any party of the performance of any obligation to be performed by such party under the NDAs or would permit termination of such NDAs. To the knowledge of Seller, as of the date hereof, no other party has repudiated any provision of the NDAs.

Section 3.15 No Finders’ Fee. Except for Ernst & Young Capital Advisors, LLC, whose fee will be paid by Seller or its Affiliates, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any of its Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.16 Taxes (a) Seller has filed or caused to be filed on a timely basis all material Tax Returns required to be filed pursuant to applicable Laws by Seller with respect to the Purchased Assets. All such Tax Returns, in so far as they relate to the Purchased Assets, are true, correct and complete in all material respects. Seller has timely paid, or made provision for, all Taxes with respect to the Purchased Assets reflected on such Tax Returns. There is no Lien (other than Permitted Liens) on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax, and Seller has no Knowledge of any basis for assertion of any claims attributable to Taxes which, if adversely determined, would result in any such Lien (other than Permitted Liens) on any of the Purchased Assets.

(b) Section 3.16(b) of the Seller Disclosure Schedules sets forth each state, county, local municipal, domestic or foreign jurisdiction or Taxing Authority in or with which, with respect to the Purchased Assets, Seller (i) has filed a property or income Tax Return with respect to the Purchased Assets, (ii) has registered for any Tax purpose in connection with the Purchased Assets, (iii) has paid any property or income Tax on a “nexus” basis at any time in connection with the Purchased Assets or (iv) has received written notification from a Taxing Authority that it is qualified to do business in connection with the Purchased Assets.

Section 3.17 No Other Seller Representations and Warranties. (a) Except for the representations and warranties made by Seller in this Article 3 (as qualified by the applicable items disclosed in the Seller Disclosure Schedules in accordance with Section 9.04 and the introduction to this Article 3), neither Seller nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Seller or any of its Affiliates, the Purchased Assets, the Existing Medicare Advantage Plans, the 2017 Seller Medicare Advantage Plans, the Purchaser Medicare Advantage Plans, the

Existing Medicare Advantage Contracts, the 2017 Seller Medicare Advantage Contracts, Seller’s or any of its Affiliates’ other businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the foregoing or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Seller and its Affiliates disclaim any other representations or warranties, whether made by Seller or any of its Affiliates or any of their respective Representatives. Without limiting the generality of the foregoing, except for the representations and warranties made by Seller in this Article 3 (as qualified by the applicable items disclosed in the Seller Disclosure Schedules in accordance with Section 9.04 and the introduction to this Article 3), neither Seller nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Seller or any of its Affiliates with respect to (i) the number of Seller Enrollees or Purchaser Enrollees, (ii) the claims experience of any Seller Enrollees under any Existing Medicare Advantage Plan or any 2017 Seller Medicare Advantage Plan, or (iii) any other financial or operating metrics with respect to any Existing Medicare Advantage Plan, any 2017 Seller Medicare Advantage Plan or Seller Enrollees, in each case whether as of the date hereof, as of the Closing Date or otherwise.

(b) Seller acknowledges and agrees that, except for the representations and warranties made by Purchaser in Article 4 (as qualified by the applicable items disclosed in the Purchaser Disclosure Schedules in accordance with Section 9.04 and the introduction to Article 4), neither Purchaser nor any other Person is making or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Purchaser or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Purchaser or any of its Affiliates or any other matter furnished or provided to Seller or made available to Seller in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby. Seller specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Purchaser and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules delivered by Purchaser to Seller prior to the execution of this Agreement (the “Purchaser Disclosure Schedules” and together with the Seller Disclosure Schedules, the “Disclosure Schedules”), which schedules shall reference the specific section of this Article 4 to which such schedules relate, Purchaser represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

Section 4.01 Corporate Existence and Power. (a) Purchaser is a corporation duly incorporated and validly existing under the laws of the State of Delaware. Purchaser has all corporate powers and authority required to own or lease all of its properties or assets and to carry on its business as now conducted.

(b) Purchaser is in good standing in the State of Delaware and is duly qualified to do business and in good standing in each other jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not prevent or materially impair or delay Purchaser’s consummation of any of the transactions contemplated by this Agreement.

Section 4.02 Corporate Authorization. The execution, delivery and performance by Purchaser of this Agreement and each of the other Transaction Documents and the consummation by Purchaser of the transactions contemplated by this Agreement and each of the other Transaction Documents are within the corporate powers and authority of Purchaser and have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been, and upon its execution and delivery each of the other Transaction Documents will have been, duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and upon its execution and delivery each of the other Transaction Documents will constitute, a legal, valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its respective terms (subject to the Bankruptcy and Equity Exceptions).

Section 4.03 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and each of the other Transaction Documents and the consummation by Purchaser of the transactions contemplated hereby and thereby require no actions by or in respect of, Consents of, or Filings with, any Governmental Authority, other than (a) compliance with any applicable requirements of the 1934 Act and any other applicable U.S. state or federal securities Laws or pursuant to the rules of the New York Stock Exchange, (b) the Consents of, and Filings with, the Governmental Authorities listed on Section 4.03(b) of the Purchaser Disclosure Schedules, including Consents of, and Filings with, the state insurance departments, federal and state departments of health and other Consents and Filings required under Health Care Laws or insurance laws and (c) any other such actions, Consents or Filings (i) required solely by reason of the participation of Seller or any of its Affiliates in the transactions contemplated hereby or (ii) the absence of which would not prevent or materially impair or delay Purchaser’s consummation of any of the transactions contemplated by this Agreement.

Section 4.04 Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement and the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of Purchaser’s organizational documents, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in any violation or breach of any provision of any applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any material Consent or other material action by any Person under, constitute a material default, or an event that, with or without notice or lapse of time or both, would constitute a material default, under, or cause or permit the termination, cancellation, acceleration or other material change of any material right or obligation or the loss of any material benefit to which Purchaser or any of its Affiliates is entitled under, any provision of any contract binding upon Purchaser or any of its Affiliates or any Consent of any Governmental Authority, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any of the Purchased Assets, with such exceptions, in the case of each of clauses (b) and (d), as would not prevent or materially impair or delay Purchaser’s consummation of any of the transactions contemplated by this Agreement.

Section 4.05 Litigation. There is no Action pending or, to the knowledge of Purchaser, any investigation pending or threatened in writing or any Action threatened against or affecting Purchaser, before (or, in the case of threatened Actions, that would be before) any arbitrator or Governmental Authority that in any manner challenges or seeks to prevent, enjoin, alter, materially delay, make illegal, impose conditions or limitations on or otherwise materially interfere with any of the transactions contemplated by this Agreement. As of the date hereof, there is no Order outstanding or, to the knowledge of Purchaser, threatened in writing against or affecting Purchaser that would prevent, enjoin, alter, materially delay, make illegal, impose conditions or limitations on or otherwise materially interfere with any of the transactions contemplated by this Agreement.

Section 4.06 Permits. Except as would not prevent or materially impair or delay Purchaser’s consummation of any of the transactions contemplated by this Agreement, Purchaser and its Affiliates hold all federal and state governmental licenses and permits necessary for the operation of their respective businesses as they are now being conducted and, except as set forth on Section 4.06 of the Purchaser Disclosure Schedules (collectively, the “Required Purchaser Permits”), Purchaser’s or its Affiliates’ businesses to be performed under the Conveyed Medicare Advantage Contracts. Purchaser and its Affiliates are in compliance with the terms of such licenses and permits, except for failures to comply that would not prevent or materially impair or delay Purchaser’s consummation of any of the transactions contemplated by this Agreement. There is no material Action pending, or, to the knowledge of Purchaser, any investigation pending or threatened or any Action threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any such license or permit, except where such revocation, cancellation, termination, non-renewal or adverse modification would not prevent or materially impair or delay Purchaser’s consummation of any of the transactions contemplated by this Agreement.

Section 4.07 Compliance with Applicable Laws. (a) Purchaser is in compliance with all applicable Laws, including applicable Health Care Laws, except for failures to comply that would not prevent or materially impair or delay Purchaser’s consummation of any of the transactions contemplated by this Agreement.

(b) Since January 1, 2014, except as would not prevent or materially impair or delay Purchaser’s consummation of any of the transactions contemplated by this Agreement, (i) none of Purchaser or any of its Affiliates has been or is currently suspended, excluded or debarred from contracting with the federal or any state government or from participating in any state or federally funded healthcare program, (ii) none of Purchaser or any of its Affiliates is party to any contract, arrangement or understanding or subject to any Order that would limit or restrict Purchaser or any of its Affiliates in any manner from owning, operating or utilizing the

Purchased Assets or assuming, performing and discharging the Assumed Liabilities from and after the Closing, (iii) neither Purchaser nor any of its Affiliates has been subject to any Governmental Authority’s imposition of, or has received any written correspondence from any Governmental Authority threatening the imposition of, sanctions on Purchaser or any of its Affiliates in relation to its licenses or the operation of its health plans, as applicable and (iv) except as set forth in Section 4.07(b)(iv) of the Purchaser Disclosure Schedules, Purchaser has all licenses and permits necessary to complete the transactions contemplated by this Agreement. As of the date hereof, Purchaser has no knowledge of any circumstances that would be a reasonable basis for CMS to impose any enrollment sanctions on Purchaser or any of its Affiliates or to exclude Purchaser, any of its Affiliates or any of their respective directors or officers from participating in the Medicare or Medicaid programs, or any other reason or basis with respect to Purchaser or any of its Affiliates on which CMS or any other Governmental Authority would refuse to grant the Medicare Advantage Contract Novations or any Required Purchaser Permit in favor of Purchaser.

Section 4.08 Financing.

(a) Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the transactions contemplated hereby, including paying in full all amounts required to be paid hereunder by Purchaser, including with respect to any regulatory capital requirements arising out of the transactions contemplated hereby or the Purchased Assets. Purchaser expressly acknowledges and agrees that its obligations hereunder, including its obligations to consummate the transactions contemplated hereby, are not subject to, or conditioned on, receipt of financing.

(b) Without limiting the foregoing, Purchaser has delivered to Seller a complete and correct copy of a fully executed commitment letter from Barclays Bank PLC (including all exhibits, schedules and annexes to such letter as and to the extent delivered to Seller on or prior to the date of this Agreement, the “Debt Commitment Letter”), pursuant to which Barclays Bank PLC has committed, upon the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated hereby. The Debt Commitment Letter and any other debt commitment letter (including any replacement of the Debt Commitment Letter in connection with any Alternative Financing) executed in accordance with Section 5.05, as replaced, amended, supplemented, modified or waived in accordance with Section 5.05, including all exhibits, schedules and annexes to such letters, are hereinafter referred to together as the “Debt Commitment Letters.” The financing contemplated pursuant to the Debt Commitment Letters is hereinafter referred to as the “Debt Financing”.

(c) As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, Barclays Bank PLC, and is enforceable in accordance with its terms against Purchaser and, to the knowledge of Purchaser, Barclays Bank PLC (subject to the Bankruptcy and Equity Exceptions). All commitment fees required to be paid under the Debt Commitment Letter have been paid in full or will be duly paid in full as and when due; and Purchaser shall have otherwise satisfied all of the conditions required to be satisfied by Purchaser pursuant to the terms of the Debt Commitment Letter on or prior to the date of this Agreement. The Debt

Commitment Letter has not been amended, modified or terminated on or prior to the date of this Agreement, no such amendment, modification or termination is contemplated by Purchaser as of the date of this Agreement, and no Debt Commitment Letter will be amended, modified or terminated by Purchaser, in violation of Section 5.05. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default by Purchaser under the Debt Commitment Letter. Purchaser, as of the date of this Agreement, is not aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate (assuming the accuracy of Seller’s representations and warranties set forth in this Agreement) in any material respect or that would reasonably be expected to cause the commitments provided in the Debt Commitment Letter to be terminated or ineffective or any of the conditions contained therein not to be met. The consummation of the Debt Financing is subject to no conditions precedent other than those expressly set forth in the copy of the Debt Commitment Letter, and there are no contingencies that would permit Barclays Bank PLC to reduce the total amount of the Debt Financing other than those expressly set forth in the copy of the Debt Commitment Letter. Except for fee letters relating to fees with respect to the Debt Financing (redacted copies of which, removing only fee amounts, market “flex” provisions and certain other items (none of which concern or would adversely affect the amounts, availability, timing or conditionality of the Debt Financing), but including all fee amounts payable in connection with a termination of this Agreement, have been provided to Seller on or prior to the date of this Agreement) have been provided to Seller on or prior to the date of this Agreement), there are no side letters or other agreements, contracts, or arrangements related to the funding of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, assuming no breach by Purchaser of its representations and warranties under this Agreement (and cooperation and assistance by Seller as required by the terms of this Agreement) and no breach or default by Seller of its obligations under this Agreement (in either case such that the conditions set forth in Section 6.01 or Section 6.02 would fail to be satisfied), and based upon facts and events known by Purchaser as of the date of this Agreement, Purchaser has no reason to believe that any of the conditions to the Debt Financing will not be satisfied or the Debt Financing will not be consummated as contemplated in the Debt Commitment Letter on or prior to the Closing Date, if required to comply with its obligations under this Agreement (including its obligations under Section 5.03, and including to consummate the transactions contemplated hereby and satisfy regulatory capital requirements applicable to Purchaser or any of its Affiliates related to or arising out of the consummation of the transactions contemplated hereby or the Purchased Assets). The aggregate proceeds of the Debt Financing, together with cash or cash equivalents held by Purchaser, as of the Closing Date, will be sufficient to enable Purchaser to pay in cash all amounts required to be paid by it in cash in connection with the transactions contemplated hereby, including payment of all amounts required to be paid pursuant to Article 2, and to pay all related fees and expenses payable by Purchaser and satisfy all regulatory capital requirements applicable to Purchaser or any of its Affiliates related to or arising out of the consummation of the transactions contemplated by this Agreement or the Purchased Assets.

Section 4.09 No Finders’ Fee. Except for Barclays Capital Inc., whose fee will be paid by Purchaser or its Affiliates, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or any of its Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. A copy of Barclays Capital Inc.’s financial services advisory agreement with Purchaser as in effect on the date hereof has been made available to Seller’s counsel on the date hereof.

Section 4.10 No Other Purchaser Representations and Warranties. (a) Except for the representations and warranties made by Purchaser in this Article 4, neither Purchaser nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Purchaser or any of its Affiliates, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Purchaser or any of its Affiliates or any of their respective businesses or any other matter furnished or provided to Seller or made available to Seller in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Purchaser and its Affiliates disclaim any other representations or warranties, whether made by Purchaser or any of its Affiliates or any of their respective Representatives.

(b) Purchaser acknowledges and agrees that, except for the representations and warranties made by Seller in Article 3 (as qualified by the applicable items disclosed in the Seller Disclosure Schedules in accordance with Section 9.04 and the introduction to Article 3), neither Seller nor any other Person is making or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Seller or any of its Affiliates, the Existing Medicare Advantage Contracts, the 2017 Seller Medicare Advantage Contracts, the Conveyed Medicare Advantage Contracts, Seller’s or any of its Affiliates’ respective other businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Seller or any of its Affiliates or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby. Purchaser specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Seller and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE 5

COVENANTS

Section 5.01 Conduct of Business. From and after the date hereof until the Closing, except (i) as required by applicable Law, (ii) as required by any Governmental Authority, (iii) as required or expressly contemplated by this Agreement, (iv) as disclosed in Section 5.01 of the Seller Disclosure Schedules, or (v) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), (A) Seller shall, and shall cause its Affiliates to, operate the Existing Medicare Advantage Plans in the ordinary course of business, (B) if the Closing occurs after January 1, 2017, Seller shall, and shall cause its Affiliates to operate the 2017 Seller Medicare Advantage Plans in the ordinary course of business, (C) if the Closing occurs on or after January 1, 2018, Seller shall, and shall cause its Affiliates to, perform and/or operate the 2018 Medicare Advantage Contract in the ordinary course of business, and (D) Seller shall not, and shall not permit any of its Affiliates to do any of the following:

(a) amend, terminate, renew, cancel, grant any waiver under or otherwise modify any Existing Medicare Advantage Contract or 2017 Seller Medicare Advantage Contract as it relates to all or any portion of the Applicable Service Area except (A) renewals in accordance with previously submitted bids to CMS, copies of the applicable portions of which have been made available to Purchaser or a Representative of Purchaser and (B) to enter into the Conveyed Medicare Advantage Contracts to the extent contemplated by clauses (A) and (B) of the definition of 2017 Whole Year Medicare Advantage Contract, 2017 Split Year Medicare Advantage Contract or 2018 Medicare Advantage Contract, including to remove the Applicable Service Area, products and plans from the Existing Medicare Advantage Contracts or the 2017 Seller Medicare Advantage Contracts, as applicable;

(b) submit any bid or file or submit other material documents, reports or files to CMS with respect to any Existing Medicare Advantage Plan or if the Closing occurs after January 1, 2017, any 2017 Seller Medicare Advantage Plan, in each case as would adversely affect any Conveyed Medicare Advantage Contract in any material respect;

(c) sell or otherwise dispose of any of the Purchased Assets;

(d) pledge, encumber or otherwise subject any Purchased Assets to any Lien other than Permitted Liens;

(e) unless otherwise expressly permitted under the terms of this Agreement, take or omit to take any action which would (i) adversely affect the ability of Seller to obtain the Consents required pursuant to Section 6.01(b) or which would adversely affect Seller’s ability to perform its covenants and agreements contained herein, in each case in any material respect, or (ii) cause any Consent necessary to carry on the Existing Medicare Advantage Plans or if the Closing occurs after January 1, 2017, the 2017 Seller Medicare Advantage Plans, to become ineffective, cancelled or terminated;

(f) institute or settle, any Action solely related to the Purchased Assets, or the Assumed Liabilities, except for any Actions solely related to the Purchased Assets that arise in the ordinary course of business, which Seller may institute and/or settle without Purchaser’s consent on terms consistent in all material respects with its past practice with respect to such Actions; or

(g) authorize, agree or commit to do any of the foregoing.

Section 5.02 Preparation for Transfer and Transition. From and after the date hereof until the Closing:

(a) Seller shall, and shall cause its Affiliates to, use their best efforts to cooperate and work with Purchaser in transition planning that will reasonably be expected to result in an effective transition and transfer of those Seller Enrollees that will after the Closing become Purchaser Enrollees.

(b) To the extent permissible under applicable Law, and except as set forth in Section 5.10(c), Seller shall provide, or cause to be provided, to Purchaser and/or a qualified third-party actuary of Purchaser’s choice, reasonable access to information in Seller’s and its Affiliates’ possession and in the format maintained by Seller or its applicable Affiliate that Purchaser reasonably requires or requests for purposes of the preparation of any bid submission made to CMS until December 31, 2019 (provided that nothing in this Section 5.02 shall be deemed to enlarge or otherwise modify the obligations of Seller to provide information to Purchaser pursuant to Section 5.22 in connection with the 2018 Bids) in respect of all or any portion of the Applicable Service Area and pursuant to one or more of the Conveyed Medicare Advantage Contracts.

Section 5.03 Best Efforts; Novation. (a) Subject to the terms and conditions of this Agreement, Purchaser and Seller shall, and shall cause their respective Affiliates to, use best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, in each case necessary, proper or advisable under applicable Law to satisfy the conditions to Closing set forth in Article 6 and consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary, proper or advisable Filings, (ii) obtaining as promptly as practicable and maintaining all Consents required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Required Regulatory Approvals, (iii) to the extent permitted by applicable Law, furnishing as promptly as practicable to one another or any Governmental Authority any information or documentary materials reasonably requested or required in connection with obtaining and maintaining such Consents, except, in the case of either party and their respective Affiliates, as set forth in Section 5.10(c), and (iv) communicating and cooperating with the other party and its Affiliates in connection with such matters.

(b) Without limiting Section 5.03(a), as promptly as advisable after the date hereof as reasonably determined by Seller, Seller and Purchaser shall submit advance notice to CMS of a possible change in ownership pursuant to 42 C.F.R. § 422.550(b). Following such advance notice to CMS, Seller and Purchaser shall timely submit all materials requested or required by CMS and cooperate in submission of a request for CMS to approve and consent to a novation process whereby each Conveyed Medicare Advantage Contract would be split from the applicable Existing Medicare Advantage Contract or the applicable 2017 Seller Medicare Advantage Contract, as applicable, and transferred from Seller and its Affiliates to Purchaser (or directly entered into by Purchaser with CMS, as applicable), effective as of the Closing (such approval by CMS of either the split and transfer of each Conveyed Medicare Advantage Contract to Purchaser or Purchaser entering into each Conveyed Medicare Advantage Contract directly with CMS, collectively, the “Medicare Advantage Contract Novations”), which materials shall be provided as promptly as practicable and shall include all of the information required pursuant to Chapter 12 of the Medicare Managed Care Manual and any additional information required pursuant to applicable Law, as may be requested by CMS, or as is advisable to effect the Medicare Advantage Contract Novations, effective as of the Closing. Subject to applicable

Law, each party shall furnish (subject to the terms set forth in Section 5.10(c)), to the other party such information and assistance as the other party may reasonably request in connection with its preparation of the filing or submission of such request, and keep the other party reasonably apprised of any communications with, and inquiries or requests for additional information from, CMS or any other Governmental Authority. Additionally, each party shall, to the extent practicable, provide the other party at least one (1) Business Day’s advance written notice of the time and subject matter of any material meetings or material communications with CMS relating to the transactions contemplated hereby, and the other party shall, to the extent practicable and permitted by CMS, have the right to attend and participate in any such material meetings or material conversations. Additionally, each party shall be entitled to receive any materials prepared by and/or made available to the other party in connection with such meetings or conversations and to learn of the content of such communications (subject to limitations reasonably necessary to preserve attorney-client privilege; provided, however, that in the event either party shall invoke such privilege and such privilege would be preserved through a joint defense agreement entered into between Purchaser and Seller or any of its Affiliates, then Seller and Purchaser shall use their Commercially Reasonable Efforts to enter into a mutually acceptable joint defense agreement (or similar agreement)) (it being understood and agreed that the obligations set forth in this Section 5.03(b) and Section 5.03(c) shall be Seller’s only obligations with respect to keeping Purchaser apprised of matters relating to the Humana Acquisition Litigation). Each party shall, and shall cause its Affiliates to, use their best efforts to obtain as promptly as reasonably practical, effective as of the Closing, the Medicare Advantage Contract Novations and to satisfy all other requirements applicable to the Medicare Advantage Contract Novations pursuant to 42 C.F.R. §§ 422.550-552.

(c) Except as otherwise agreed by the parties, Seller shall be entitled to control and direct the defense of the transactions contemplated hereby before DOJ and in the Humana Acquisition Litigation and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, DOJ or the Overseeing Court with respect to such transactions, including in connection with the Humana Acquisition Litigation; provided, however, that Seller shall consult with Purchaser and shall keep Purchaser reasonably informed of all significant developments, meetings and/or communications with respect to its dealings with DOJ and in the Humana Acquisition Litigation relating to the transactions contemplated hereby (subject to limitations reasonably necessary to preserve attorney-client privilege; provided, however, that in the event Seller shall invoke such privilege and such privilege would be preserved through a joint defense agreement entered into between Purchaser and Seller or any of its Affiliates, then Seller and Purchaser shall use their Commercially Reasonable Efforts to enter into a mutually acceptable joint defense agreement (or similar agreement)).

(d) Without Seller’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, limited liability company, association or other business organization or division or part thereof, or any securities or collection of assets, or enter into any new line of business (any such transaction, a “Proposed Transaction”), if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any

Consent of any Governmental Authority necessary to consummate any of the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of any of the transactions contemplated hereby; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) otherwise prevent or materially delay the consummation of any of the transactions contemplated hereby; provided, however, that nothing in this Section 5.03(d) shall prohibit Purchaser from engaging in a Proposed Transaction that exclusively involves Medicaid assets or if the target’s health insurance or health plan business is solely a Medicaid business so long as such Proposed Transaction would not cause Purchaser to be in breach of any of its representations and warranties hereunder (in each case, as if made at the time of such Proposed Transaction, rather than as of the date of this Agreement).

(e) In addition, Purchaser shall, and shall cause its Affiliates to, use Commercially Reasonable Efforts, as reasonably requested by Seller and at Seller’s cost and expense in the case of any reasonable out-of-pocket costs and expenses incurred by Purchaser and its Affiliates in connection therewith, to cooperate with Seller, Aetna and their respective Affiliates in connection with their efforts to defend the transactions contemplated by the Merger Agreement and this Agreement in the Humana Acquisition Litigation, including participating in meetings with DOJ and the Overseeing Court, and sharing with Seller or its legal counsel, as appropriate, documents, data and other information that Seller or its legal counsel may reasonably request related to any products or services that are the subject of the Humana Acquisition Litigation.

(f) Notwithstanding anything to the contrary contained herein, each party acknowledges and agrees that nothing herein shall obligate, or be construed to obligate, Seller or any of its Affiliates to, or to agree to, (i) sell, divest, hold separate, discontinue, limit or otherwise dispose of any property or assets of such Person or any of its Affiliates, (ii) defend against any Action challenging this Agreement or the transactions contemplated hereby, (iii) agree to any conditions (including in any consent decree) relating to, or changes or restrictions in, the current or future operations or ownership of such Person or any of its Affiliates or (iv) take any other action to satisfy the conditions set forth in Section 6.03(d).

Section 5.04 Enrollee Non-Solicitation. During the Restricted Period, Seller shall not, and shall not permit any of its Affiliates to, and shall not instruct its Brokers to, directly or indirectly, solicit, induce or attempt to persuade any Purchaser Enrollee to enroll in any individual Medicare Advantage plan of Seller or any of its Affiliates in the Applicable Service Area; provided that the restrictions set forth in this Section 5.04 shall not prohibit (a) general advertisements or similar solicitations not specifically targeted to Purchaser Enrollees, including Brokers’ general marketing activities in the ordinary course of business, or (b) any enrollment or other activities with respect to any Purchaser Enrollees who respond to any such general advertisements, general marketing or similar solicitation. From the Closing Date through the later of (A) December 31, 2018 and (B) the second (2nd) anniversary of the Closing Date, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, use any Humana brand or substantially similar brand, name or logo for any Medicare Advantage plan of Seller or any of its Affiliates offered directly to individuals in the Applicable Service Area, with the exception of such use in connection with (1) any Medicare Advantage or other plan offered by

Seller or any of its Affiliates to groups or to any individual who is part of a group, (2) any Special Needs Plan, (3) pursuant to the Administrative Services Agreement, (4) any Medicare Supplement plan, standalone prescription drug plan or any other plan that is not a Medicare Advantage plan offered pursuant to a Contract or (5) any Medicare Advantage or other plan offered outside of the Applicable Service Area (and, for the avoidance of doubt, nothing herein shall prohibit or restrict in any way the use by Seller or any of its Affiliates of any Aetna brand or substantially similar brand, name or logo, including for any Medicare Advantage plan offered directly to individuals in the Applicable Service Area).

Section 5.05 Financing Covenants. (a) If required to comply with its obligations under this Agreement (including its obligations under Section 5.03, and including to consummate the transactions contemplated hereby and satisfy regulatory capital requirements applicable to Purchaser or any of its Affiliates related to or arising out of the consummation of the transactions contemplated hereby or the Purchased Assets), (i) Purchaser shall, and shall cause its Affiliates to, take, or to cause to be taken, all such actions as may be necessary to arrange the Debt Financing on substantially the terms and conditions described in the Debt Commitment Letter, including (A) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) by the Closing Date, and (B) to satisfy or obtain the waiver of, on a timely basis all conditions to obtaining the Debt Financing and to comply with all of Purchaser’s obligations pursuant to the Debt Commitment Letter and the definitive agreements related thereto; (ii) in the event that all conditions to funding the commitments contained in the Debt Commitment Letter have been satisfied, Purchaser shall cause the Financing Source to fund the Debt Financing required to consummate the transactions contemplated by this Agreement, pay related fees and expenses and satisfy all regulatory capital requirements applicable to Purchaser related to or arising out of the consummation of the transactions contemplated hereby or the Purchased Assets, in each case on the Closing Date (including by taking enforcement action to cause the Financing Source to provide the Debt Financing); and (iii) Purchaser shall not release or consent to the termination of the commitments and obligations of the lenders under the Debt Commitment Letter nor shall Purchaser terminate the Debt Commitment Letter. Purchaser shall give Seller prompt notice of any material breach by any party to the Debt Commitment Letter or the definitive agreements related thereto of which Purchaser has become aware or any termination of the Debt Commitment Letter or such definitive agreements. In the event that the Debt Financing is required for Purchaser to comply with its obligations under this Agreement (including its obligations under Section 5.03, and including to consummate the transactions contemplated hereby and satisfy regulatory capital requirements applicable to Purchaser or any of its Affiliates related to or arising out of the consummation of the transactions contemplated hereby or the Purchased Assets), and any portion of the Debt Financing becomes unavailable, Purchaser shall (A) obtain, as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative debt sources (“Alternative Financing”) in an amount that will still enable Purchaser to consummate the transactions contemplated by this Agreement and satisfy regulatory capital requirements applicable to Purchaser or any of its Affiliates related to or arising out of the consummation of the transactions contemplated hereby or the Purchased Assets, and (B) promptly notify Seller of such unavailability and the reason therefor. If obtained, Purchaser shall deliver to Seller true and complete copies of all agreements (including redacted copies of engagement and fee letters, removing only fee amounts, market “flex” provisions and certain other terms (none of which concern or would adversely affect the amounts, availability, timing or conditionality of the Debt Financing), but including all fee amounts payable in connection with a termination of this Agreement) pursuant to which any such alternative source shall have committed to provide Purchaser with Alternative Financing. Purchaser shall not, without Seller’s prior written consent, permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any definitive agreements related thereto unless the terms of the Debt Commitment Letter or definitive agreements related thereto, in each case as so amended, modified or waived, are substantially similar to those in the Debt Commitment Letter or definitive agreement related thereto, prior to giving effect to such amendment, modification or waiver (other than economic terms, which shall be as good as or better for Purchaser than those in the Debt Commitment Letter or definitive agreement relating thereto prior to giving effect to such amendment, modification or waiver); provided that in the case of amendments, modifications or waivers of the Debt Commitment Letter or a definitive agreement relating thereto, the foregoing shall only apply if such amendment, modification or waiver (x) would reasonably be expected to (i) adversely affect the ability or likelihood of Purchaser timely consummating the transactions contemplated by this Agreement or satisfying regulatory capital requirements applicable to Purchaser or any of its Affiliates related to or arising out of the consummation of the transactions contemplated hereby or the Purchased Assets or (ii) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing less likely to occur, (y) reduces the amount of the Debt Financing or (z) adversely affects the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements relating thereto. Purchaser shall provide Seller with prompt written notice of the receipt of any notice or other communication from the Financing Source with respect to the Financing Source’s failure or anticipated failure to fund its commitments under the Debt Commitment Letter or definitive agreement in connection therewith. Upon Seller’s written request, Purchaser shall provide Seller with the status of Purchaser’s efforts to consummate the Debt Financing. Purchaser shall have the right to substitute the net cash proceeds received by Purchaser after the date hereof and prior to the Closing Date from consummated offerings or other incurrences of long-term non-callable debt (including notes) with a maturity date on or after December 31, 2021 by Purchaser for all or any portion of the Debt Financing by reducing commitments under the Debt Commitment Letter; provided that (i) to the extent any such debt has a special or mandatory redemption right, such right is not exercisable prior to the earlier of the consummation of the transactions contemplated by this Agreement on the Closing Date or the termination of this Agreement, (ii) such offering or other incurrence of debt does not result in a breach or default under, or violation of, the Debt Commitment Letter, (iii) the aggregate amount of the Debt Financing committed under the Debt Commitment Letter following such reduction, together with other cash and cash equivalents available to Purchaser, is sufficient to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement and to satisfy regulatory capital requirements applicable to Purchaser or any of its Affiliates related to or arising out of the consummation of the transactions contemplated hereby or the Purchased Assets and (iv) Purchaser promptly notifies Seller of such substitution and reduction.

(b) Seller shall use, and shall cause its Subsidiaries and its and their respective Representatives to use, Commercially Reasonable Efforts to cooperate, on a timely basis, with Purchaser in connection with the Debt Financing (provided that any cooperation shall not unreasonably interfere with the business or operations of Seller or its Subsidiaries), including (i)

providing reasonable assistance in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda, private placement memoranda and other customary marketing and syndication materials reasonably requested by Purchaser or any of its Affiliates in connection with the Debt Financing; (ii) reasonably cooperating with the Financing Source or prospective financing sources (including lenders, underwriters, initial purchasers or placement agents) for the Debt Financing (together with the arrangers and the partners, stockholders, managers, members, directors, attorneys, officers, employees, advisors, accountants, consultants, agents, Affiliates and Representatives and successors of any of the foregoing) and their respective agents’ due diligence, including providing access to documentation reasonably requested by any such Person in connection with the Debt Financing; and (iii) assisting in preparing customary rating agency presentations and causing appropriate members of Seller’s management to participate in a reasonable number of sessions with rating agencies in connection with the Debt Financing. Notwithstanding the foregoing, neither Seller nor any of its Affiliates shall be required (A) to prepare, create or provide (unless previously prepared and available) any financial information or financial statements in respect of Seller, any of its Affiliates or the Purchased Assets in connection with any Debt Financing or (B) to take any action that would subject it to actual or potential Liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs and expenses) or incur any other Liability or provide or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing. Purchaser shall, (1) promptly upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller in connection with the assistance of Seller contemplated by this Section 5.05(b) and (2) indemnify and hold harmless the Seller and its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement provided such settlement has been entered into with Purchaser’s written consent (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with any financing or other securities offering of Purchaser or any assistance or activities provided in connection therewith.

Section 5.06 Public Announcements; Confidentiality. (a) The parties agree to consult with one another before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby. Without limiting the foregoing, except for any press release or other public statement required by applicable Law (including securities laws and regulations of the Securities and Exchange Commission and any rules or regulations applicable to the listing or quoting of the securities of either party or any of its Affiliates on any stock or securities exchange), advance notice of which shall be provided to the other party to the extent practicable, and subject to any requirements or requests of CMS or any other Governmental Authority, (i) each party agrees that it shall not, and shall not permit any of its Affiliates to, issue any press release, have any communication with the press (whether or not for attribution) or make any other public statement, or schedule any press conference or conference call with investors or analysts, in each case with respect to this Agreement or the transactions contemplated hereby, without the prior written consent of the other party, and (ii) each party shall, and shall cause its Affiliates to, keep the terms of this Agreement confidential and not disclose such terms to any third party, without the prior written consent of the other party.

(b) The parties agree that (i) from the date hereof until the Closing, each of the Confidentiality Agreement dated as of June 20, 2016 between Purchaser and Seller and the Clean Team Agreement dated as of June 24, 2016 between Purchaser and Seller (together, the “Confidentiality Agreements”) shall remain in full force and effect, and (ii) upon the Closing, each of the Confidentiality Agreements (but not, for the avoidance of doubt, Section 5.06(a)) shall terminate solely to the extent relating to the Purchased Assets; provided that, if this Agreement is terminated prior to the Closing, then each of the Confidentiality Agreements shall continue in full force and effect in accordance with its terms.

(c) Notwithstanding anything to the contrary contained herein, subject to applicable Law and any requirements or requests of CMS, as applicable, (i) each party and its Affiliates shall be permitted to make such disclosures to Governmental Authorities as are reasonably necessary to obtain the Consents of Governmental Authorities contemplated by Section 6.01(b) and Section 6.01(c), subject to the parties’ compliance with their obligations under Section 5.03), (ii) Seller and its Affiliates shall be permitted to make such disclosures to Governmental Authorities as are reasonably necessary to obtain any Consents of Governmental Authorities required for the consummation of the Humana Acquisition and (iii) Seller and its Affiliates shall be permitted to make such disclosures with respect to this Agreement and the transactions contemplated hereby as Seller deems appropriate to Aetna or any of its Affiliates.

(d) Following the Closing Date, neither Seller nor any of its Affiliates or Representatives will disclose or make use of any confidential or non-public information pertaining to Purchaser or its Affiliates, the Purchased Assets (including any books, records or data), the Conveyed Medicare Advantage Contracts, and the terms of this Agreement and the Transaction Documents, in each case, that was made available to or to which Seller or any of its Affiliates or Representatives had access to on or prior to the Closing Date, except (a) to the extent that such information shall have become generally available to the public other than by breach of this Agreement by Seller or any of its Affiliates or Representatives, (b) to the extent that disclosure of such information is required by applicable Law or by the rules, instruction or order of any self-regulatory organization, or Seller or any of its Affiliates or Representatives is requested or required by a Governmental Authority or in connection with any Action to make such disclosure (but only after Purchaser, to the extent reasonably practicable under the circumstances, has been provided with reasonable notice and opportunity to take action against any such disclosure), (c) in connection with the prosecution or defense of any claim or potential claim made or proposed to be made in connection with this Agreement or the agreements contemplated hereby or (d) in connection with the performance of any Transaction Document.

(e) If Purchaser determines that it is required to publicly file or otherwise disclose the Administrative Services Agreement pursuant to the U.S. securities laws or the regulations of the Securities and Exchange Commission, (i) Purchaser and Seller shall reasonably cooperate with respect to the preparation of (including Purchaser providing Seller a reasonable opportunity to review and comment on), and Purchaser shall file, an application with the Securities and Exchange Commission for confidential treatment of pricing information and such other information in the Administrative Services Agreement as Purchaser or Seller may

conclude is competitively sensitive or otherwise merits confidential treatment, (ii) Purchaser shall include Seller in any material correspondence (written or oral) with the Securities and Exchange Commission regarding such application for confidential treatment, including in respect of any comment related thereto with respect to Purchaser’s periodic and current reports filed with the Securities and Exchange Commission, and (iii) Purchaser and Seller shall otherwise reasonably cooperate in connection with such application, including by using good faith efforts to agree upon the portions of the Administrative Services Agreement that will be redacted and for which Purchaser shall request confidential treatment and to coordinate with each other with respect to any revisions to the scope of such redacted portions requested or required by the Securities and Exchange Commission.

Section 5.07 Further Assurances. From and after the date hereof, without further consideration, including after the Closing, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate with the other party, execute and deliver such further documents and instruments (except, in the case of either party and their respective Affiliates, as set forth in Section 5.10(c)), and do such other acts and things as Purchaser or Seller, as the case may be, may reasonably request in order to effectuate, evidence and confirm the transactions contemplated by, and the intended purposes of, this Agreement.

Section 5.08 Notice to Enrollees. Seller shall, or shall cause its Affiliates to, take such action as may be necessary to disseminate and mail such notices to Enrollees relating to the transactions contemplated by this Agreement as CMS requires (in a form mutually acceptable to Seller and Purchaser and in accordance with CMS requirements), and Seller shall, or shall cause its Affiliates to, promptly provide CMS with such certifications concerning the discharge of such obligation as may reasonably be requested by CMS.

Section 5.09 Preauthorizations. Purchaser hereby agrees that it shall, and shall cause its Affiliates to, honor and abide by, and not rescind, revoke or modify, any preauthorization of coverage or services given in good faith in the ordinary course of business prior to the Closing by Seller to any Seller Enrollee that becomes a Purchaser Enrollee. Seller acknowledges and agrees that any denial of a prior authorization request that occurred prior to the Closing Date, which after the Closing Date is reasonably determined to be improperly denied, shall be an Excluded Liability with respect to that portion of the claim relating to periods from and after the Closing Date through the date of the determination that such denial of prior authorization request was improperly denied.

Section 5.10 Access to Information. (a) From the date hereof until the Closing, Seller shall, to the extent permitted by applicable Law, and subject to the Confidentiality Agreements, (i) give, and cause its Affiliates to give, Purchaser and its Representatives reasonable access to the books and records of Seller and its Affiliates relating to the Existing Medicare Advantage Plans and, if the Closing occurs after January 1, 2017, relating to the 2017 Seller Medicare Advantage Plans, in each case to the extent relevant to the Applicable Service Area and (ii) furnish, and cause its Affiliates to furnish, to Purchaser and its Representatives such financial and operating data and other information that is in Seller’s and its Affiliates’ possession and in the format maintained by Seller or its applicable Affiliate relating to the Existing Medicare Advantage Plans and, if the Closing occurs after January 1, 2017, relating to the 2017 Seller Medicare Advantage Plans, in each case as such Persons may reasonably request. From the date hereof until the Closing, without Seller’s prior written consent, Purchaser shall not, and shall cause its Affiliates not to, contact any Enrollees, other than in the ordinary course of Purchaser’s or its Affiliates’ businesses, so long as any such contact does not relate to this Agreement or the transactions contemplated hereby, and is in any event conducted in compliance with the terms of the Confidentiality Agreements.

(b) For the Required Period, (i) each party shall maintain and (subject to customary confidentiality agreements and subject to applicable confidentiality Laws) make available to the other party on a reasonable basis, for inspection and duplication by it and its Representatives books and records in such party’s or its Affiliates’ possession that solely relate to the Conveyed Medicare Advantage Contracts or such party’s operations related to the Purchased Assets either before or after the Closing, to the extent that such access is required (A) in connection with any Action, investigation, compliance with Law purpose or matters relating to or affected by the Conveyed Medicare Advantage Contracts or such party’s operations related to the Purchased Assets either before or after the Closing, including the preparation of financial reports, or (B) to conclude, evidence and confirm the transactions contemplated by, and the intended purposes of, this Agreement (provided that in the case of the books and records included in the Purchased Assets, the parties acknowledge it is Purchaser’s obligation to maintain such books and records at its own cost), and (ii) neither party shall dispose of, alter or destroy any such books or records for the Required Period; provided that neither party shall be required to maintain or make available to the other party for any purpose, nor shall either party have any other obligation pursuant to the foregoing provisions of this Section 5.10(b) with respect to, any policies, procedures or other proprietary materials of such party or any of its Affiliates. After the Required Period, each party may destroy or otherwise dispose of any such corporate and accounting records, files, documents and correspondence, unless prior to the expiration of the Required Period the other party has given notice of its desire for a reasonable opportunity to either take possession of such information or to make copies thereof at the requesting party’s cost (subject to applicable confidentiality Laws). The “Required Period” shall mean (1) for patient, and patient-related, information, 10 years following the Closing Date, and (2) for any other information or materials, seven years following the Closing Date, provided that if a longer period is required by applicable Law, then the Required Period shall be such period required by applicable Law.

(c) Each party shall only be required to grant access to the other party pursuant to the preceding clause (a) and/or (b) of this Section 5.10 during normal business hours in such manner as not to interfere unreasonably with the conduct of the business of such party and its Affiliates and upon at least five Business Days’ advance written notice to such party. Notwithstanding anything to the contrary herein, nothing herein shall require (i) Seller or any of its Affiliates or Purchaser or any of its Affiliates to (A) provide information or documents that (1) are competitively sensitive, (2) are not in such party’s or its Affiliates’ possession, (3) include (x) any rebate or discount agreement or other contract relating to the provision of pharmaceutical coverage or products that are applicable to any Existing Medicare Advantage Contract, 2017 Seller Medicare Advantage Contract or Conveyed Medicare Advantage Contract or any Excluded Assets or (y) any broker or vendor agreements or compensation information related to unassigned Provider, Broker or vendor contracts or rates or (4) otherwise do not relate to the Conveyed Medicare Advantage Contracts, (B) convert information or documents into a different format than the format in which such information or documents are held by such party and its

Affiliates, or (C) provide the other party or its Representatives with access to (1) personnel records of any employee of such party or any of its Affiliates relating to individual performance or evaluation records, medical histories or other information which, in the disclosing party’s good faith opinion, is sensitive or the disclosure of which would reasonably be expected to subject such party or any of its Affiliates to material risk of Liability, (2) information the disclosure of which, in the disclosing party’s good faith opinion (x) would conflict with confidentiality obligations to which such party or any of its Affiliates is bound or (y) would reasonably be expected to result in the forfeiture or waiver of any attorney-client or similar privilege; provided that, in the case of this clause (y), the disclosing party shall use Commercially Reasonable Efforts to provide the other party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in the forfeiture or waiver of any such attorney-client or similar privilege or (ii) either party’s independent accountants to make available to the other party or its Representatives any work papers unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants.

(d) As promptly as reasonably practicable after the date hereof, subject to Section 5.10(c), Seller shall make available to Purchaser’s Representatives in the electronic data room established by Seller that is known to Purchaser and Seller as the “clean room” and pursuant to the Confidentiality Agreements each of the Material Provider Contracts with Material Providers that have received payments from Seller in excess of $100,000 in calendar year 2015 and during the period from January 1, 2016 through May 31, 2016 (in the case of Material Providers disclosed on Sections 3.11(a)(i) and 3.11(a)(ii) of the Seller Disclosure Schedules) or during the period from January 1, 2015 through May 31, 2016 (in the case of Material Providers disclosed on Section 3.11(a)(iii) of the Seller Disclosure Schedules), as applicable, that was not made available to Purchaser on or prior to the date hereof.

Section 5.11 Broker Matters. If, in order for Purchaser or any of its Affiliates to pay Assumed Commissions (as defined in the form of Administrative Services Agreement attached hereto as Schedule A) to any Broker that enrolled individuals in an Existing Medicare Advantage Plan or a 2017 Seller Medicare Advantage Plan prior to the Closing, Purchaser or any of its Affiliates is required under applicable Law to appoint such Broker as its agent for such purpose, then:

(a) From and after the date hereof until the Closing, Seller shall provide Purchaser with such information with respect to such Broker as is necessary to permit Purchaser or any of its Affiliates to appoint such Broker in such capacity;

(b) At or prior to the Closing, Purchaser shall, or shall cause its Affiliates to, appoint such Broker in such capacity and train such Broker to the extent required by CMS; and

(c) At the Closing, Purchaser shall provide Seller with written evidence of such appointment and training, in form and substance reasonably acceptable to Seller.

Section 5.12 2017 Calendar Year True-Ups. (a) If the Closing occurs after January 1, 2017, and the 2017 Split Year Medicare Advantage Contracts are the Conveyed Medicare Advantage Contracts, the parties shall take the actions provided for by Section 5.12(b) so as to ensure that:

(i) with respect to 2017 Enrollee-Based Payments, each party receives the aggregate amount of 2017 Enrollee-Based Payments (and, for the avoidance of doubt, no greater or lesser amount of 2017 Enrollee-Based Payments) that should have been paid to such party in accordance with CMS requirements and other applicable Law for calendar year 2017 coverage of Enrollees under the 2017 Seller Split Year Medicare Advantage Plans, in the case of Seller, or the Purchaser Medicare Advantage Plans, in the case of Purchaser (the aggregate amount of 2017 Enrollee-Based Payments that should have been paid to each party, such party’s “2017 Enrollee-Based Payment Entitlement”); and

(ii) with respect to any 2017 Plan-Based Adjustment, each party bears a portion of such 2017 Plan-Based Adjustment equal to (A) the aggregate amount of such 2017 Plan-Based Adjustment, multiplied by (B) a fraction, (1) the numerator of which is the sum of the number of Enrollees during each month of calendar year 2017 in which such party offered the Medicare Advantage plan under which such 2017 Plan-Based Adjustment arises, and (2) the denominator of which is the sum of the number of Enrollees during each month of calendar year 2017; provided that, for purposes of this Section 5.12, the number of Enrollees during any month of calendar year 2017 shall be as set forth in the most current membership roster for such month issued by CMS relating to Enrollees, and, for the avoidance of doubt, shall not be based, in whole or in part, on any other information including any records of Seller, Purchaser or any other Person, including CMS (the portion of any 2017 Plan-Based Adjustment that each party bears hereunder, such party’s “2017 Plan-Based Adjustment Portion”).

(b) If the Closing occurs after January 1, 2017, and the 2017 Split Year Medicare Advantage Contracts are the Conveyed Medicare Advantage Contracts:

(i) As promptly as practicable after Purchaser’s receipt of each CMS Report and in no event more than 30 Business Days thereafter (which period Seller shall agree to reasonably extend upon written request by Purchaser reasonably documenting the reason for such extension and the period of such extension may not exceed an additional 30 calendar days), Purchaser shall deliver to Seller (A) a written statement (the “Purchaser True-Up Statement”) setting forth Purchaser’s calculation of (1) each party’s 2017 Enrollee-Based Payment Entitlement and/or each party’s 2017 Plan-Based Adjustment Portion, as applicable, relating to such CMS Report, and (2) the net amount payable by either Purchaser or Seller to the other party as a result of such calculation so as to ensure that each party receives or bears its 2017 Enrollee-Based Payment Entitlement and/or 2017 Plan-Based Adjustment Portion, as applicable, relating to such CMS Report, taking into account, in the case of each party’s 2017 Enrollee-Based Entitlement, the aggregate amount of 2017 Enrollee-Based Payments that such party actually received for calendar year 2017, including any adjustment to or additional payment actually received with respect to any such payment for calendar year 2017 (such net amount, the “True-Up Amount” relating to such CMS Report), and (B) a copy of each applicable CMS Report.

(ii) If Purchaser fails to timely deliver any Purchaser True-Up Statement in accordance with Section 5.12(b)(i), Purchaser shall still be required to deliver to Seller the applicable CMS Report(s) in accordance with Section 5.12(b)(i), and if any CMS Report is not so delivered, Purchaser hereby authorizes Seller to request such report directly from CMS and authorizes CMS to deliver such report directly to Seller. In such event: (A) upon receipt of any CMS Report from Purchaser or CMS, as applicable, Seller shall be entitled to calculate each party’s 2017 Enrollee-Based Payment Entitlement and/or 2017 Plan-Based Adjustment Portion, as applicable, relating to such CMS Report(s); and (B) Seller shall deliver to Purchaser (1) a written statement (the “Seller True-Up Statement”) setting forth Seller’s calculation of (x) each party’s 2017 Enrollee-Based Payment Entitlement and/or each party’s 2017 Plan-Based Adjustment Portion, as applicable, and (y) the True-Up Amount, in each case relating to such CMS Report(s), and (2) a copy of each applicable CMS Report. Purchaser shall be deemed to have agreed with the True-Up Amount and all other items and amounts in each Seller True-Up Statement, and each such item and amount shall be final and binding upon Purchaser and Seller for all purposes of this Agreement.

(iii) If Purchaser timely delivers a Purchaser True-Up Statement and the applicable CMS Report(s) in accordance with Section 5.12(b)(i), and Seller disagrees with Purchaser’s calculation of either party’s 2017 Enrollee-Based Payment Entitlement or 2017 Plan-Based Adjustment Portion, as applicable, relating to such CMS Report(s) as set forth in such Purchaser True-Up Statement, Seller may, within 30 Business Days after receipt of such Purchaser True-Up Statement, deliver a notice (a “Notice of True-Up Disagreement”) to Purchaser disagreeing with either party’s 2017 Enrollee-Based Payment Entitlement and/or 2017 Plan-Based Adjustment Portion, as applicable, as set forth in such Purchaser True-Up Statement, and specifying Seller’s calculation of (A) each party’s 2017 Enrollee-Based Payment Entitlement and/or 2017 Plan-Based Adjustment Portion, as applicable, and (B) the True-Up Amount, in each case relating to such CMS Report(s). If Seller does not timely deliver a Notice of True-Up Disagreement following receipt of a Purchaser True-Up Statement, (1) Seller shall be deemed to have agreed with the True-Up Amount and all other items and amounts contained in such Purchaser True-Up Statement; and (2) each such item and amount shall be final and binding upon Purchaser and Seller for all purposes of this Agreement.

(iv) If Seller timely delivers a Notice of True-Up Disagreement with respect to a Purchaser True-Up Statement, Purchaser and Seller shall, during the 30 Business Days after delivery of such notice, use their respective Commercially Reasonable Efforts to reach agreement on the disputed matters in order to determine (A) each party’s 2017 Enrollee-Based Payment Entitlement and/or 2017 Plan-Based Adjustment Portion, as applicable, relating to the applicable CMS Report(s), each of which amounts shall not be greater than the greatest value for such amount claimed by either party or less than the smallest value for such amount claimed by either party, in each case as set forth in the applicable Purchaser True-Up Statement or the applicable Notice of True-Up Disagreement, as applicable, and (B) the True-Up Amount relating to the applicable CMS Report(s). If Purchaser and Seller reach agreement as to the True-Up Amount relating to any CMS Report during such 30 Business Day period, such True-Up Amount and each other item and amount relating to the calculation thereof that is agreed upon by the parties in connection with their agreement as to such True-Up Amount shall be final and binding upon Purchaser and Seller for all purposes of this Agreement.

(v) If Purchaser and Seller are unable to reach agreement as to either party’s 2017 Enrollee-Based Payment Entitlement or 2017 Plan-Based Adjustment Portion, as applicable, relating to a CMS Report during such 30 Business Day period, either party may thereafter cause an independent accounting firm of nationally recognized standing reasonably satisfactory to Purchaser and Seller (the “Accounting Referee”), to promptly review this Agreement and the disputed matters for the purpose of calculating each party’s 2017 Enrollee-Based Payment Entitlement and/or 2017 Plan-Based Adjustment Portion, as applicable, relating to such CMS Report. If the parties submit the dispute to an Accounting Referee, then in making such calculation, the Accounting Referee shall (A) be bound by the terms of this Agreement, including the definitions of 2017 Enrollee-Based Payment, 2017 Enrollee-Based Payment Entitlement, 2017 Plan-Based Adjustment, 2017 Plan-Based Adjustment Portion, True-Up Amount and the other terms of this Section 5.12, (B) consider only the disputed matters and (C) not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party, in each case as set forth in the applicable Purchaser True-Up Statement or the applicable Notice of True-Up Disagreement, as applicable. The Accounting Referee’s determination of any disputed matter shall be based solely on written materials, presentations and arguments submitted and/or made by Purchaser and Seller (i.e., shall not be based on an independent review). The Accounting Referee shall deliver to Purchaser and Seller, as promptly as practicable, a written report setting forth (1) its calculation of the disputed matters and each party’s 2017 Enrollee-Based Payment Entitlement and/or 2017 Plan-Based Adjustment Portion, as applicable, relating to such CMS Report, each of which amounts shall not be greater than the greatest value for such amount claimed by either party or less than the smallest value for such amount claimed by either party, in each case as set forth in the applicable Purchaser True-Up Statement or the applicable Notice of True-Up Disagreement, as applicable, and (2) the True-Up Amount relating to such CMS Report. Such Accounting Referee’s report shall be final and binding upon Purchaser and Seller for all purposes of this Agreement. The fees and expenses of the Accounting Referee for each report shall be allocated between Purchaser, on the one hand, and Seller, on the other hand, based upon the percentage which the portion of the aggregate dollar value of the items set forth in the Notice of True-Up Disagreement not awarded to Purchaser and Seller bears to the amount actually contested by such party. For example, if Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by Purchaser and if the Accounting Referee ultimately resolves such items by awarding to Seller $300 of the $1,000 contested, then the fees, costs and expenses of the Accounting Referee will be allocated thirty percent (30%) (i.e., 300 ÷ 1,000) to Purchaser and seventy percent (70%) (i.e., 700 ÷ 1,000) to Seller.

(vi) Within five Business Days after the True-Up Amount relating to any CMS Report has become final and binding upon Purchaser and Seller pursuant to Section 5.12(b)(ii), Section 5.12(b)(iii), Section 5.12(b)(iv) or Section 5.12(b)(v), as applicable, Purchaser or Seller, as applicable, shall pay to the other party such True-Up Amount by wire transfer of immediately available funds to an account specified by the receiving party.

(vii) Each of Seller and Purchaser agrees that it shall, and agrees at its expense to cause its independent accountants to, cooperate and assist in the calculation of each party’s 2017 Enrollee-Based Payment Entitlement and 2017 Plan-Based Adjustment Portion, as applicable, relating to any CMS Report, and in the conduct of the reviews referred to in this Section 5.12(b), including making available, to the extent reasonably requested, books, records, work papers and personnel in accordance with Section 5.10(c).

(viii) For the avoidance of doubt, (A) each party acknowledges and agrees that amounts received under any Conveyed Medicare Advantage Contracts or the 2017 Seller Medicare Advantage Contracts may fall within the scope of this Section 5.12 if and to the extent that such amounts constitute 2017 Enrollee-Based Payments or 2017 Plan-Based Adjustments, and any such amounts shall be allocated between the parties in accordance with this Section 5.12 notwithstanding the fact that such amounts also constitute Purchased Assets or Excluded Assets, and (B) each party acknowledges and agrees (on behalf of itself and each of its Respective Indemnified Persons) that neither party nor any of its Respective Indemnified Persons shall have any right or remedy against the other party or any of its Respective Indemnified Persons for any matter or claim relating to any report or other communication issued by CMS after December 31, 2018, regardless of whether such report or other communication contains a determination by CMS of (1) any adjustment to or additional payment with respect to any 2017 Enrollee-Based Payments or (2) any 2017 Plan-Based Adjustment.

(c) Notwithstanding anything to the contrary contained herein, Purchaser and Seller agree that, in connection with any calculation used as the basis for any 2017 Enrollee-Based Payment or 2017 Plan-Based Adjustment, Purchaser and Seller shall, and shall cause each of their respective Affiliates to, perform such calculation in good faith and consistent with their respective practices used for such calculations for their other similar businesses.

Section 5.13 Mail and Communications. Each party shall promptly deliver to the other party any mail or other communications relating to the Purchased Assets that is intended for the other party and that is received by such party or any of its Affiliates following the Closing.

Section 5.14 Notices of Certain Events. (a) Each of Purchaser and Seller shall promptly notify the other party of any of the following if such party has knowledge thereof: (i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; (ii) any written or material oral notice or other material communication from any Governmental Authority in connection with the transactions contemplated hereby; and (iii) the commencement of any Action or investigation that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.06, in the case of Seller, or Section 4.05, in the case of Purchaser.

(b) Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 5.14 shall not provide the other party the right not to effect the transactions contemplated by this Agreement, except, in each case, to the extent that any other provision of this Agreement independently provides such right.

Section 5.15 Seller Marks. From and after the Closing, except as otherwise set forth in the Transitional Trademark License Agreement, Purchaser shall not, and shall cause its Affiliates not to, (a) use or reference any trademarks, service marks, domain names, logos or names owned by Seller or any of its Affiliates (including the HUMANA name or marks) or any mark confusingly similar thereto (collectively, the “Seller Marks”), (b) hold themselves out as having any affiliation, either expressly or by implication, with Seller or any of its Affiliates or (c) challenge the ownership, validity or enforceability of any of the Seller Marks.

Section 5.16 Tax Matters. (a) Purchaser and Seller agree to furnish or cause to be furnished to each other, subject to the limitations set forth in Section 5.10(c), upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Purchaser and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets for a period of at least six years following the Closing Date. On or after the end of such period, each party shall use Commercially Reasonable Efforts to provide the other party with at least 10 days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records. Seller and Purchaser shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets.

(b) Any real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not begin on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Purchaser based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period.

(c) All excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees incurred in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne equally by Purchaser and Seller. Purchaser and Seller shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.

(d) Apportioned Obligations and Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable Law. The paying party shall be entitled to reimbursement from the non-paying party in accordance with Section 5.16(b) or Section 5.16(c), as the case may be. Upon payment of any such Apportioned Obligation or Transfer Tax, the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under

Section 5.16(b) or Section 5.16(c), as the case may be, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement.

Section 5.17 2016 Marketing Matters. (a) For purposes of this Agreement, the following terms have the following meanings:

(i) “Lead Generation Budget” means the amount set forth on Section 5.17(a) of the Seller Disclosure Schedules in the aggregate.

(ii) “Pre-Closing Lead Generation Budget” means an amount equal to (i) the amount of the Lead Generation Budget, multiplied by (ii) a fraction, (A) the numerator of which is the number of days from the date hereof until the earlier of the Closing Date and January 1, 2017, and (B) the denominator of which is the number of days from the date hereof until January 1, 2017.

(iii) “Post-Closing Lead Generation Budget” means an amount equal to (i) the amount of the Lead Generation Budget, multiplied by (ii) a fraction, (A) the numerator of which is the number of days from the Closing Date until January 1, 2017 (if any), and (B) the denominator of which is the number of days from the date hereof until January 1, 2017.

(b) From the date hereof until the earlier of the Closing Date and January 1, 2017, Seller shall, or shall cause its Affiliates to, use Commercially Reasonable Efforts to spend at least the Pre-Closing Lead Generation Budget on direct sales lead generation with respect to the Conveyed Medicare Advantage Contracts. Subject to applicable Law, Seller shall, and shall cause its Affiliates to, use Commercially Reasonable Efforts to spend the Pre-Closing Lead Generation Budget in accordance with a written plan to be provided by Purchaser to Seller, subject to Seller’s prior written approval, such approval not to be unreasonably withheld, delayed or conditioned.

(c) If the Closing occurs prior to January 1, 2017, Seller shall pay or cause to be paid to Purchaser an amount equal to the Post-Closing Lead Generation Budget at the Closing (which amount may be netted against and reduce the amount of the Closing Payment, if mutually agreed by the parties).

(d) If the Closing occurs after January 1, 2017, from and after January 1, 2017 until the Closing, Seller will conduct marketing activities with respect to the 2017 Seller Medicare Advantage Plans in the ordinary course of business consistent with past practice.

Section 5.18 2017 Marketing Matters. (a) For purposes of this Agreement, the following terms have the following meanings:

(i) “2017 Lead Generation Budget” means an amount equal to the product of (A) the number of new Seller Enrollees as of the first date that is on or after March 1, 2017 as shown on the monthly membership report issued by CMS in April 2017 and (B) Seller’s 2016 average cost per sale for direct channels.

(ii) “Pre-Closing 2017 Lead Generation Budget” means an amount equal to (i) the amount of the 2017 Lead Generation Budget, multiplied by (ii) a fraction, (A) the numerator of which is the number of days from September 1, 2017 until the earlier of the Closing Date and January 1, 2018 (if any), and (B) the denominator of which is the number of days from September 1, 2017 until January 1, 2018.

(iii) “Post-Closing 2017 Lead Generation Budget” means an amount equal to (i) the amount of the 2017 Lead Generation Budget, multiplied by (ii) a fraction, (A) the numerator of which is the number of days from the Closing Date until January 1, 2018 (if any), and (B) the denominator of which is the number of days from September 1, 2017 until January 1, 2018.

(b) If the Closing has not occurred by September 1, 2017, then from September 1, 2017 until the earlier of the Closing Date and January 1, 2018, Seller shall, or shall cause its Affiliates to, use Commercially Reasonable Efforts to spend at least the Pre-Closing 2017 Lead Generation Budget on direct sales lead generation with respect to the Conveyed Medicare Advantage Contracts. Subject to applicable Law, Seller shall, and shall cause its Affiliates to, use Commercially Reasonable Efforts to spend the Pre-Closing 2017 Lead Generation Budget in accordance with a written plan to be provided by Purchaser to Seller, subject to Seller’s prior written approval, such approval not to be unreasonably withheld, delayed or conditioned.

(c) If the Closing occurs after September 1, 2017 and prior to January 1, 2018, Seller shall pay or cause to be paid to Purchaser an amount equal to the Post-Closing 2017 Lead Generation Budget at the Closing (which amount may be netted against and reduce the amount of the Closing Payment, if mutually agreed by the parties).

Section 5.19 Exclusivity. Between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Article 8 and the Closing Date, Seller shall not, directly or indirectly (including indirectly through its Representatives), (a) solicit, initiate, knowingly encourage or induce or take any other action to in any way knowingly facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to (including by way of furnishing information or assistance) a Competing Transaction, (b) engage in or otherwise participate in any negotiations or discussions with any Person (other than any Governmental Authority) concerning, provide any information to, or cooperate in any way with, any Person relating to, any Competing Transaction or (c) agree to, approve or recommend any contract (written or oral), agreement in principle, letter of intent, term sheet or other similar instrument relating to any Competing Transaction. Seller shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing (other than any such discussions with any Governmental Authority) and shall use its Commercially Reasonable Efforts to cause any such party in possession of confidential information about Seller that was furnished by or on behalf of Seller in connection with the sale process conducted by Seller prior to the date hereof with respect to the Purchased Assets to return or destroy all such information. Seller acknowledges and agrees that any remedy at law for breach of the foregoing covenant may be inadequate and, in addition to any other relief which may be available, Purchaser shall be entitled to seek temporary and permanent injunctive relief without the necessity of proving actual damages, posting bond or providing surety, and without regard to the adequacy of any remedy at Law. Seller represents and warrants that, as of the date hereof, (x) it is not engaged in discussions or negotiations with any party other than Purchaser or any Governmental Authority with respect to any of the foregoing, (y) there is no stand-by or back-up contract (written or oral), agreement or other understanding with respect to the sale of the Purchased Assets, and (z) it has terminated all discussions with third parties (other than any Governmental Authorities) with respect to such proposed matters.

Section 5.20 Purchase Option. (a) In consideration of the transactions contemplated hereby, if after the date hereof Seller or any of its Affiliates are required to, or otherwise determine to, divest individual Medicare Advantage plan Contracts in addition to the Conveyed Medicare Advantage Contracts (the portion of such Contracts covering the applicable geographies to be divested, the “Additional Contracts”) in connection with the Humana Acquisition and prior to the closing of the Humana Acquisition, Purchaser shall have the exclusive irrevocable option (the “Option”) to purchase, free and clear of any Liens except Permitted Liens, the Additional Contracts on terms substantially identical to those set forth in this Agreement at a purchase price calculated on a per-Enrollee basis of the amount per Enrollee set forth on Section 5.20(a) of the Seller Disclosure Schedules, to be adjusted proportionally based on deviation in premium revenue and medical benefit ratio for such Additional Contracts as compared to the Conveyed Medicare Advantage Contracts and such other metrics as the parties shall mutually agree upon. Seller shall provide prompt notice in writing to Purchaser of its intention to divest such Additional Contracts and Purchaser shall have the right to irrevocably exercise the Option with respect to all (but not less than all) of the Additional Contracts within 15 days of receipt of such notice by providing irrevocable written notice of such election to Seller; provided, however, that if Purchaser shall notify Seller in writing within such 15-day period that it is diligently and in good faith pursuing financing sources to enable it to exercise the Option, then Purchaser shall have up to a total (including the initial 15 days) of 30 days to provide such notice of election to Seller (such 15-day or 30-day period, the “Option Exercise Period”). Purchaser acknowledges and agrees that it will exercise the Option and acquire the Additional Contracts if, in Purchaser’s good faith and reasonable judgment, (i) the acquisition of the Additional Contracts pursuant to this Section 5.20, and (ii) the acquisition of the Purchased Assets pursuant to this Agreement, considered together and as a whole, are commercially reasonable. If Purchaser exercises the Option during the Option Exercise Period (including any extension of the Option Exercise Period pursuant to Section 5.20(b) below), Purchaser and Seller will enter into an amendment to this Agreement or an agreement on substantially similar terms as this Agreement promptly after such exercise providing for Purchaser’s purchase of the Additional Contracts. If Purchaser does not exercise the Option within the Option Exercise Period (including any extension of the Option Exercise Period pursuant to Section 5.20(b) below), Seller shall be free to sell, divest or otherwise transfer the Additional Contracts to one or more Persons without restriction thereafter and this Option shall thereafter terminate. Notwithstanding the foregoing, Purchaser agrees that all of Purchaser’s rights under this Section 5.20 (including, for the avoidance of doubt, the grant of the Option to Purchaser) shall terminate on the earlier to occur of (1) the closing of the Humana Acquisition and (2) the termination of this Agreement pursuant to Article 8.

(b) Notwithstanding anything to the contrary in Section 5.20(a), if Seller reasonably and in good faith determines that Purchaser’s purchase of the Additional Contracts pursuant to the Option is not reasonably likely to be consummated in a timely manner in accordance with the terms set forth in this Agreement, including Section 5.20, taking into account, among other things, any governmental or other Consent requirements for (or potential governmental challenges to) such purchase and the likelihood that such Consents will be obtained (or such challenges overcome) in a timely manner, Seller shall promptly notify Purchaser in writing of such determination, which notice shall set forth in reasonable detail Seller’s concerns underlying such determination, and Purchaser shall have 10 days after receipt of such notice to reasonably respond to the issues raised by Seller. If after such 10-day period, Purchaser is unable to reasonably address Seller’s concerns as determined in Seller’s reasonable good faith judgment, then Seller shall not be required to offer the Additional Contracts to Purchaser pursuant to the Option, and Purchaser shall not have the right to purchase the Additional Contracts pursuant to the Option. Alternatively, if during such 10-day period, Purchaser is able to reasonably address Seller’s concerns as determined in Seller’s reasonable good faith judgment, then the Option Exercise Period shall be extended for such additional period of time (up to 10 days) for Purchaser and Seller to resolve any issues raised by Seller under this Section 5.20(b).

Section 5.21 Aetna Consent. Without Aetna’s prior written consent, Seller shall not, and shall cause its Affiliates not to, (i) amend, waive, alter or otherwise modify, or grant any consent under, this Agreement or any of the other Transaction Documents, (ii) exercise its option not to split, convert or otherwise transfer membership under the Applicable RPPO Contract into one or more LPPO Contracts or sell to Purchaser any LPPO Contract resulting from the split or conversion of, or other transfer of membership under, the Applicable RPPO Contract into one or more LPPO Contracts as set forth in Section 2.13, (iii) exercise the Applicable Service Area Reduction Option, or (iv) exercise any of its rights of termination pursuant to Sections 8.01(a), 8.01(b), 8.01(c), 8.01(f), 8.01(g), 8.01(h) or 8.01(i). Notwithstanding anything herein to the contrary, Seller shall have the right to exercise its right of termination pursuant to Sections 8.01(d) and 8.01(j) without Aetna’s prior written consent. For the avoidance of doubt, Purchaser shall have no obligation to enforce this provision on behalf of Aetna nor shall Purchaser be liable for any breach hereof by Seller.

Section 5.22 2018 Bids. (a) From the date hereof until the Closing Date, subject to applicable Law, Seller shall, and shall cause its Affiliates to, provide Purchaser with copies of all business and financial books, records and data maintained by or on behalf of Seller and its Affiliates that are required to prepare each of the bids to be submitted to CMS with respect to the entry into any Contract split from and replacing any 2017 Seller Medicare Advantage Contract pursuant to which any Medicare Advantage plans will be offered directly to individuals in the Applicable Service Area during calendar year 2018 (each, a “2018 Bid”, and such books, records and data, collectively, the “2018 Bid Information”); provided that, notwithstanding the foregoing:

(i) with respect to any 2018 Bid Information relating to any county in the Applicable Service Area in which Purchaser or any of its Affiliates offers or is planning to offer Medicare Advantage plans directly to individuals, such 2018 Bid Information shall not be provided to Purchaser and shall instead be provided to a third-party consultant designated by Purchaser, subject to the prior written consent of Seller, not to be unreasonably withheld, delayed or conditioned (such consultant, the

“Reviewing Consultant”), and the Reviewing Consultant may not share any 2018 Bid Information or any notes, summaries, analyses or compilations derived, in whole or in part, from any 2018 Bid Information, with Purchaser, any of its Affiliates or any of their respective Representatives prior to the Closing;

(ii) with respect to any 2018 Bid Information provided to Purchaser, Purchaser shall ensure that such 2018 Bid Information is provided or otherwise accessible only to those of Purchaser’s and its Affiliates’ employees who are responsible for preparing Purchaser’s and its Affiliates’ 2018 Bids, and such employees may not share any 2018 Bid Information or any notes, summaries, analyses or compilations derived, in whole or in part, from any 2018 Bid Information, with any other employees or other Representatives of Purchaser or any of its Affiliates prior to the Closing;

(iii) Seller acknowledges and agrees that, notwithstanding Section 5.10(c)(i)(A)(3), the 2018 Bid Information shall include business and financial books, records and data maintained by or on behalf of Seller and its Affiliates of the types referred to in Section 5.10(c)(i)(A)(3) (in either aggregated or, if required, unaggregated), to the extent that such books, records and data are required to prepare the 2018 Bids (the books, records and data referred to in this clause (iii), collectively, “Sensitive 2018 Bid Information”); and

(iv) Seller shall, or shall cause its Affiliates to, provide the 2018 Bid Information to Purchaser or the Reviewing Consultant, as applicable, pursuant to this Section 5.22(a) promptly after the 2018 Bid Information becomes available to Seller’s and its Affiliates’ own employees who are responsible for preparing Seller’s and its Affiliates’ 2018 Bids.

(b) Purchaser shall, and shall cause its Affiliates and Representatives (including, if applicable, the Reviewing Consultant) to, (i) keep the 2018 Bid Information confidential, (ii) use the 2018 Bid Information solely for the purpose of preparing the 2018 Bids and (iii) return or destroy (A) the Sensitive 2018 Bid Information, including any notes, summaries, analyses and compilations derived, in whole or in part, from the Sensitive 2018 Bid Information, promptly after the earlier of (1) the submission of the 2018 Bids to CMS, regardless of whether Seller and its Affiliates, or Purchaser and its Affiliates, submit their respective 2018 Bids to CMS pursuant to Section 5.22(c), and (2) the termination of this Agreement in accordance with its terms and (B) all other 2018 Bid Information, including any notes, summaries, analyses and compilations derived, in whole or in part, from such 2018 Bid Information, promptly after any request by Seller to do so following the earlier of (1) the submission of Seller’s and its Affiliates’ 2018 Bids to CMS, if Seller and its Affiliates submit the 2018 Bids pursuant to Section 5.22(c), and (2) the termination of this Agreement in accordance with its terms. Purchaser shall be liable to Seller for any breach of Sections 5.22(a) or 5.22(b) by any of its Affiliates or Representatives (including, if applicable the Reviewing Consultant).

(c) Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, shall prepare their own respective 2018 Bids. If the Closing occurs after June 1, 2017, Seller shall, and shall cause its Affiliates to, submit their respective 2018 Bids to CMS when due. If the Closing occurs on or before June 1, 2017, Purchaser shall, and shall cause its Affiliates to, submit their respective 2018 Bids to CMS when due.

(d) Each party shall, and shall cause its Affiliates to, prepare their respective 2018 Bids in good faith and in compliance with applicable Laws. Seller shall, and shall cause its Affiliates to, prepare their respective 2018 Bids in the ordinary course of business consistent with Seller’s and its Affiliates’ practices for the preparation of bids with respect to the entry into Contracts pursuant to which Medicare Advantage plans will be offered directly to individuals outside of the Applicable Service Area for calendar year 2018, and Seller shall cause its and its Affiliates’ respective 2018 Bids to be for individual Medicare Advantage plans for calendar year 2018 that in each case have a plan design that is capable of being supported by Purchaser’s and its Affiliates’ existing systems and vendor agreements. Unless Purchaser shall have terminated the Administrative Services Agreement in accordance with its terms with respect to calendar year 2018 prior to the submission of the 2018 Bids to CMS, Purchaser shall cause its and its Affiliates’ respective 2018 Bids to be for individual Medicare Advantage plans for calendar year 2018 that in each case have a plan design that is capable of being supported by Seller’s and its Affiliates’ existing systems and vendor agreements. Seller shall ensure that none of its or its Affiliates’ 2018 Bids are prepared by employees of Seller or any of its Affiliates who are responsible for preparing Aetna’s individual Medicare Advantage bids.

ARTICLE 6

CONDITIONS TO CLOSING

Section 6.01 Conditions to Purchaser’s and Seller’s Obligations. The obligations of Purchaser and Seller to consummate the Closing are subject to the satisfaction or, to the extent permissible, waiver in writing by Purchaser and Seller in their sole discretion, prior to or at the Closing, of each of the following conditions:

(a) No Legal Prohibition. No Law shall be in effect that enjoins, prevents or prohibits the consummation of the Closing.

(b) Notifications and Consents. The Consents of any Governmental Authority, or expiration of any other waiting or notification periods imposed by any Law or Governmental Authority or associated with any Filing, in each case described in Section 6.01(b) of the Seller Disclosure Schedules shall have been obtained or occurred, as the case may be (each such Consent or expiration of a waiting period referred to in this Section 6.01(b), and each of the Medicare Advantage Contract Novations, a “Required Regulatory Approval”).

(c) Medicare Advantage Contract Novations. Each of the Medicare Advantage Contract Novations shall have been obtained.

(d) Other Asset Purchase Agreement. The “Closing” of the transactions under and as defined in Purchaser’s Asset Purchase Agreement with Aetna dated as of the date hereof relating to Purchaser’s acquisition of assets divested by Aetna in connection with the Humana Acquisition (the “Aetna APA”) shall have been consummated in accordance with the terms of such agreement prior to, or shall be consummated substantially contemporaneously with, the Closing.

Section 6.02 Conditions to Purchaser’s Obligation. The obligation of Purchaser to consummate the Closing is subject to the satisfaction or, to the extent permissible, waiver in writing by Purchaser in its sole discretion, prior to or at the Closing, of each of the following conditions:

(a) Accuracy of Representations and Warranties. All of the Seller Fundamental Representations shall be true and correct in all material respects at and as of the Closing, as if made at and as of such time (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be true and correct in all material respects only at and as of such specific date or time);

(b) Compliance with Agreement. Seller shall have performed in all material respects all agreements and covenants contained in this Agreement that are required to be performed by it prior to or at the Closing, or shall have cured any failure to perform in all material respects all such agreements and covenants prior to or at the Closing;

(c) Release of Liens. Purchaser shall have received evidence reasonably satisfactory to it that all Liens on any Purchased Assets (other than Permitted Liens) have been released.

(d) CMS Sanctions. (i) CMS shall not have imposed any sanction involving suspension of marketing, enrollment and/or payment (it being understood and agreed that the imposition of a civil monetary penalty that does not involve the suspension of payment will not be included in this clause (i)) under any Existing Medicare Advantage Contract with respect to any Existing Medicare Advantage Plan, (ii) other than in connection with the terms of this Agreement, CMS shall not have terminated any Existing Medicare Advantage Contract with respect to any Existing Medicare Advantage Plan, and (iii) neither Seller nor any of its Affiliates shall have suspended enrollment or marketing under any Existing Medicare Advantage Contract with respect to any Existing Medicare Advantage Plan (each of the items in clauses (i), (ii) and (iii) of this Section 6.02(d), a “CMS Sanction”), in each case which CMS Sanction, individually or in the aggregate with any and all other CMS Sanctions, has, or would reasonably be expected to have, a material adverse effect on Seller’s ability to provide the services under the Administrative Services Agreement (it being understood and agreed that, among other things, the impact (and the reasonably expected impact) of any remediation or other offsetting actions taken by Seller or any of its Affiliates, shall be taken into account in determining if such CMS Sanction, individually or in the aggregate with any and all other CMS Sanctions, has, or would reasonably be expected to have, a material adverse effect on the Seller’s ability to provide the services under the Administrative Services Agreement);

(e) Star Rating. Purchaser shall have received reasonably adequate assurances from CMS that the Medicare star rating relating to each Conveyed Medicare Advantage Contract immediately following the effective time of the Medicare Advantage Contract Novations shall be no less than the star rating of the applicable Existing Medicare Advantage Contract or 2017 Seller Medicare Advantage Contract, as applicable, from which such Contract was split as measured immediately prior to the Closing; and

(f) Seller Deliveries at Closing. Seller shall have delivered to Purchaser the following, dated the Closing Date, and duly executed by authorized officers of Seller or its Affiliates, as applicable:

(i) (A) a certificate of an officer of Seller certifying and including the following: the resolutions of the Board of Directors (or an equivalent governing body) authorizing the execution, delivery and performance of this Agreement, the Transaction Documents, and the transactions contemplated hereby and thereby; and (B) each of the conditions specified in Section 6.02(a), Section 6.02(b) and Section 6.02(d) are satisfied;

(ii) unless Purchaser is entering into the Conveyed Medicare Advantage Contracts directly with CMS, the Novation Agreement;

(iii) the Administrative Services Agreement;

(iv) the Transitional Trademark License Agreement;

(v) the Assignment and Assumption Agreement; and

(vi) the FIRPTA Certificate, duly executed by Seller.

Section 6.03 Conditions to Seller’s Obligation. The obligation of Seller to consummate the Closing is subject to the satisfaction or, to the extent permissible, waiver in writing by Seller in its sole discretion, prior to or at the Closing, of each of the following conditions:

(a) Accuracy of Representations and Warranties. All of the Purchaser Fundamental Representations shall be true and correct in all material respects at and as of the Closing, as if made at and as of such time (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be true and correct in all material respects only at and as of such specific date or time);

(b) Compliance with Agreement. Purchaser shall have performed in all material respects all agreements and covenants contained in this Agreement that are required to be performed by it prior to or at the Closing, or shall have cured any failure to perform in all material respects all such agreements and covenants prior to or at the Closing;

(c) Purchaser Deliveries at Closing. Purchaser shall have delivered to Seller the following, dated the Closing Date, and duly executed by authorized officers of Purchaser or its Affiliates, as applicable:

(i) a certificate of an officer of Purchaser certifying and including the following: (A) the resolutions of the Board of Directors authorizing the execution, delivery and performance of this Agreement, the Transaction Documents, and the transactions contemplated hereby and thereby; and (B) a certificate to the effect that each of the conditions specified in Section 6.03(a) and Section 6.03(b) are satisfied;

(ii) unless Purchaser is entering into the Conveyed Medicare Advantage Contracts directly with CMS, the Novation Agreement;

(iii) the Administrative Services Agreement;

(iv) the Transitional Trademark License Agreement; and

(v) the Assignment and Assumption Agreement;

(d) Humana Acquisition. (i) The Humana Acquisition shall have been consummated in accordance with the Merger Agreement prior to, or shall be so consummated substantially contemporaneously with, the Closing, and (ii) none of Seller, Aetna or any of their respective Affiliates shall have received notice from any Governmental Authority that such Governmental Authority will, and no provision of any applicable Law shall, (A) require Aetna or any of its Affiliates to sell, divest, hold separate, discontinue, limit or otherwise dispose of any material portion of Aetna’s Medicare Advantage business in the Applicable Service Area or (B) place any material limitation on Aetna’s or any of its Affiliates’ continued operation or ownership of Aetna’s Medicare Advantage business in the Applicable Service Area or any portion thereof.

Section 6.04 Frustration of Conditions. Neither Purchaser nor Seller shall, and each shall cause its Affiliates not to, take any action that would, or would reasonably be expected to, result in any condition set forth in this Article 6 not being satisfied.

ARTICLE 7

INDEMNIFICATION AND REMEDIES

Section 7.01 Survival. The representations and warranties of the parties contained in this Agreement shall survive the Closing until, and shall terminate on, the fifteen (15)-month “anniversary” of the Closing Date; provided that the Seller Fundamental Representations, the Purchaser Fundamental Representations and the representations of Seller contained in Section 3.16 (Taxes) (“Tax Representations”) shall survive the Closing indefinitely or until the latest date permitted by applicable Law; provided, further, that the representations of Seller contained in Section 3.09 (Compliance with Applicable Laws), Section 3.11 (Material Provider Contracts) and Section 3.12 (Seller Enrollees) (collectively, the “Extended Representations”) shall survive the Closing until the third (3rd) anniversary of the Closing Date. The covenants and agreements of the parties contained in this Agreement that are to be performed prior to the Closing shall survive the Closing only until, and shall terminate on, the first anniversary of the Closing Date, except for such covenants and agreements as contemplated to survive the Closing for a longer period, which shall survive the Closing indefinitely except as otherwise provided herein. Notwithstanding anything to the contrary above, any and all claims arising out of or related to actual and intentional fraud or Willful Breach shall survive the Closing indefinitely. Notwithstanding the preceding sentences of this Section 7.01, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to such sentences if notice of the breach thereof giving rise to such right of indemnity shall have been given in accordance with Section 7.04 or Section 7.05, as applicable, to the party against whom such indemnity may be sought prior to such time, which notice shall include the specific Section or Sections hereof that the party giving such notice claims to have been breached and the Section or Sections hereof pursuant to which the party giving notice claims to be entitled to indemnification hereunder.

Section 7.02 Indemnification by Seller. (a) Subject to the limitations set forth in this Article 7, from and after the Closing, Seller hereby agrees to indemnify Purchaser, its Affiliates, their respective officers, directors and employees and their respective successors and assigns (collectively, the “Purchaser Indemnified Persons”) against, and to hold each of them harmless from, any and all damages, losses, costs, expenses, fines, penalties and interest ((x) including reasonable and documented out-of-pocket expenses of investigation and reasonable and documented out-of-pocket attorneys’ fees and expenses in connection with any Direct Claim or Third-Party Claim, but (y) excluding (i) punitive, exemplary or speculative damages and (ii) special, indirect or consequential damages, except, in the case of this clause (ii), to the extent such damages were as of the date of this Agreement the reasonably foreseeable consequence of the relevant breach (other than, in the case of this clause (y), any such damages actually paid to a third party in respect of a Third-Party Claim), and (z) including damages arising out of or relating to actual and intentional fraud or Willful Breach) (collectively, “Damages”) to the extent actually suffered by the Purchaser Indemnified Persons and arising out of:

(i) any misrepresentation or breach of warranty made by Seller in this Agreement (“Seller Warranty Breaches”);

(ii) any breach of covenant or agreement made or to be performed by Seller in this Agreement; or

(iii) any Excluded Liability.

(b) With respect to indemnification by Seller for Seller Warranty Breaches, other than Seller Warranty Breaches in respect of Seller Fundamental Representations or Tax Representations or the Extended Representations or as a result of actual and intentional fraud or Willful Breach, (i) Seller shall not be liable for any such individual Seller Warranty Breach unless the Damages with respect thereto exceed $20,000 (the “De Minimis Amount”, and any such Seller Warranty Breach, a “Qualifying Seller Warranty Breach”), (ii) Seller shall not be liable for any Damages with respect to any Qualifying Seller Warranty Breaches unless and until the aggregate amount of Damages with respect to all Qualifying Seller Warranty Breaches exceeds one percent (1%) of the Purchase Price, as adjusted hereunder (the “Threshold”), in which case Seller shall be liable for all Damages with respect to all Qualifying Seller Warranty Breaches from the first dollar, and (iii) Seller’s maximum liability for all Qualifying Seller Warranty Breaches shall not exceed fifteen percent (15%) of the Purchase Price, as adjusted hereunder (the “Cap”).

(c) With respect to indemnification by Seller for all Seller Warranty Breaches, including Seller Warranty Breaches in respect of Seller Fundamental Representations, Tax Representations and Extended Representations, but excluding any Seller Warranty Breaches arising from actual and intentional fraud or Willful Breach, Seller’s maximum aggregate liability shall be limited to the Purchase Price, as adjusted hereunder (the “Aggregate Cap”).

(d) With respect to indemnification by Seller for any Seller Warranty Breach in respect of Tax Representations, Seller shall not be liable for any Damages resulting from or relating to any Tax with respect to a Post-Closing Tax Period.

Section 7.03 Indemnification by Purchaser. (a) Subject to the limitations set forth in this Article 7, from and after the Closing, Purchaser hereby agrees to indemnify Seller, its Affiliates, their respective officers, directors and employees and their respective successors and assigns (collectively, the “Seller Indemnified Persons”) against, and to hold each of them harmless from, any and all Damages to the extent actually suffered by the Seller Indemnified Persons and arising out of:

(i) any misrepresentation or breach of warranty made by Purchaser in this Agreement (“Purchaser Warranty Breaches”);

(ii) any breach of covenant or agreement made or to be performed by Purchaser in this Agreement; or

(iii) any Assumed Liability.

(b) With respect to indemnification by Purchaser for Purchaser Warranty Breaches, other than Purchaser Warranty Breaches in respect of Purchaser Fundamental Representations, (i) Purchaser shall not be liable for any such Purchaser Warranty Breach unless the Damages with respect thereto exceed the De Minimis Amount (any such Purchaser Warranty Breach, a “Qualifying Purchaser Warranty Breach”), (ii) Purchaser shall not be liable for any Damages with respect to any Qualifying Purchaser Warranty Breaches unless and until the aggregate amount of Damages with respect to all Qualifying Purchaser Warranty Breaches exceeds the Threshold, in which case Purchaser shall be liable for all Damages with respect to all Qualifying Purchaser Warranty Breaches from the first dollar, and (iii) Purchaser’s maximum liability for all Qualifying Purchaser Warranty Breaches shall not exceed the Cap.

(c) With respect to indemnification by Purchaser for all Purchaser Warranty Breaches, including Purchaser Warranty Breaches in respect of Purchaser Fundamental Representations, Purchaser’s maximum aggregate liability shall be limited to the Aggregate Cap.

Section 7.04 Third-Party Claim Procedures. (a) The party seeking indemnification under Section 7.02(a) or 7.03(a) (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (a “Third-Party Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail the facts and circumstances of such Third-Party Claim and the basis for indemnification in respect thereof, including the specific Section or Sections hereof that the Indemnified Party claims to have been breached (taking into account the information then available to the Indemnified Party) and the Section or Sections hereof pursuant to which the Indemnified Party claims to be entitled to indemnification hereunder. The failure of the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have prejudiced the Indemnifying Party. Following delivery of the initial notice with respect to a Third-Party Claim, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable after the Indemnified Party’s receipt thereof, copies of all written notices and other documents (including any court papers) received by the Indemnified Party relating to such Third-Party Claim, and the Indemnified Party shall provide the Indemnifying Party with such other information with respect to such Third-Party Claim as the Indemnifying Party may reasonably request.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and, subject to the limitations set forth in this Section 7.04(b), shall be entitled to control and appoint lead counsel of the Indemnifying Party’s choice for such defense, in each case at the Indemnifying Party’s own expense, if it gives notice of its intention to do so to the Indemnified Party within 30 days after receipt of the initial notice with respect to such Third-Party Claim from the Indemnified Party pursuant to Section 7.04(a); provided that, if such Third-Party Claim relates to or arises out of any criminal enforcement action against the Indemnified Party or seeks as its primary remedy equitable or injunctive relief against the Indemnified Party, then the Indemnified Party shall be entitled to control the defense of such Third-Party Claim and appoint lead counsel of the Indemnified Party’s choice for such defense (so long as such counsel is reasonably acceptable to the Indemnifying Party), in each case at the Indemnifying Party’s expense, if the Indemnified Party gives notice of its intention to do so to the Indemnifying Party within 30 days after the Indemnified Party becomes aware that either of the above circumstances exists with respect to such Third-Party Claim.

(c) If the Indemnifying Party shall assume the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 7.04, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned) before entering into any settlement of such Third-Party Claim, if the settlement (1) does not release the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third-Party Claim or (2) imposes injunctive or other equitable relief on the Indemnified Party or any of its Affiliates that limits the operation of the business of any of such Persons and (ii) the Indemnified Party shall be entitled to participate in the defense of any Third-Party Claim and to employ separate counsel of its choice and at its own expense. The Indemnified Party shall not settle any Third-Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(d) Each party shall cooperate, and cause its Affiliates to cooperate, in the defense or prosecution of any Third-Party Claim, and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 7.05 Direct Claim Procedures. If an Indemnified Party has a claim for indemnity under Section 7.02(a) or 7.03(a) against the Indemnifying Party that does not involve a Third-Party Claim (a “Direct Claim”), the Indemnified Party agrees to give prompt notice thereof in writing to the Indemnifying Party. Such notice shall set forth in reasonable detail the facts and circumstances of such Direct Claim and the basis for indemnification in respect thereof, including the specific Section or Sections hereof that the Indemnified Party claims to have been breached (taking into account the information then available to the Indemnified Party) and the

Section or Sections hereof pursuant to which the Indemnified Party claims to be entitled to indemnification hereunder. The failure of the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have prejudiced the Indemnifying Party.

Section 7.06 Calculation of Damages. (a) The amount of any Damages payable under Section 7.02(a) or 7.03(a), as applicable, by the Indemnifying Party shall be decreased by any (i) amounts actually recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor and (ii) Tax benefit actually realized by the Indemnified Party (in cash or as a reduction in Taxes otherwise due) arising from the incurrence or payment of such Damages. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, after the Indemnifying Party makes an indemnification payment in respect of such Damages, then the Indemnified Party shall promptly (and in any event within 10 Business Days) reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party.

(b) The Indemnifying Party shall not be liable under Section 7.02(a) or 7.03(a), as applicable, for any Damages relating to any matter to the extent that the Indemnified Party or any of its Affiliates has recovered for such Damages under another provision of this Agreement or any of the other Transaction Documents.

(c) Each Indemnified Party shall use its respective Commercially Reasonable Efforts to mitigate in accordance with applicable Law any Damages for which such Indemnified Party may seek indemnification under this Agreement; provided that any Damages incurred by an Indemnified Party in connection with efforts to mitigate any Damages pursuant to this Section 7.06 shall constitute Damages incurred by such Indemnified Party for which such Indemnified Party shall be indemnified pursuant to this Article 7.

(d) Each Indemnified Party shall use Commercially Reasonable Efforts to collect any amounts available under applicable insurance policies, or from any other Person alleged to be responsible, for or with respect to any Damages payable by the Indemnifying Party under Section 7.02(a) or 7.03(a), as applicable.

Section 7.07 Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 7.02(a) or 7.03(a), as applicable, and the Indemnified Party could have recovered all or a part of such Damages from a third party based on the underlying claim asserted by the Indemnified Party against the Indemnifying Party, the Indemnified Party hereby assigns such of its rights to proceed against such third party as are necessary to permit the Indemnifying Party to recover from such third party the amount of such payment; provided that such assignment would not reasonably be expected to have a material and adverse effect on the business, affairs, customer, Enrollee, Provider or supplier relationships or prospects of the business of such Indemnified Party. Notwithstanding the foregoing, an Indemnifying Party’s right to seek coverage from any subrogation with respect to insurance carriers shall not be subject to the proviso in the immediately preceding sentence.

Section 7.08 Exclusive Remedy. From and after the Closing, except (a) as expressly provided in Section 2.09 (Purchase Price Adjustment), Section 2.10 (Additional Adjustment to Purchase Price), Section 5.12 (2017 Calendar Year True-Ups), Section 5.16 (Tax Matters) or the other Transaction Documents or (b) with respect to (i) actual and intentional fraud by either party with respect to its representations and warranties expressly contained herein, and (ii) equitable relief pursuant to Section 9.12, each party acknowledges and agrees (in the case of Purchaser, on behalf of itself and each of the other Purchaser Indemnified Persons, and in the case of Seller, on behalf of itself and each of the other Seller Indemnified Persons (in each case, such party’s “Respective Indemnified Persons”)) that the sole and exclusive remedy of such party and its Respective Indemnified Persons against the other party or its Respective Indemnified Persons for any matter or claim relating to the Purchased Assets, the Assumed Liabilities, the Excluded Liabilities, the Existing Medicare Advantage Plans, the 2017 Seller Medicare Advantage Plans, Purchaser’s Medicare Advantage Plans, the Existing Medicare Advantage Contracts, the 2017 Seller Medicare Advantage Contracts, this Agreement, the subject matter hereof or the transactions contemplated hereby (including any claim for breach of contract and misrepresentation or breach of warranty under this Agreement) shall be as provided by this Article 7.

Section 7.09 Purchase Price Adjustment. To the extent permitted by applicable Law, any amount paid under this Article 7 shall be treated as an adjustment to the Purchase Price paid hereunder.

Section 7.10 Additional Indemnity Provisions. The indemnification rights of the parties hereunder shall be subject to the following terms and conditions:

(a) Notwithstanding anything to the contrary contained herein, for purposes of determining whether there has been a breach of representation or warranty resulting in a claim for indemnification hereunder (but not for purposes of determining the amount of Damages), each representation and warranty contained in this Agreement shall be read without regard and without giving effect to any “materiality” or “material adverse effect” standard or qualification contained in such representation or warranty (as if such standard or qualification was deleted from such representation and warranty).

(b) Each party acknowledges that any rights to indemnification of the other party or its Respective Indemnified Persons for breach of the representations, warranties, covenants and obligations of the first such party contained in this Agreement, and the rights and remedies that may be exercised by the other party hereunder, are part of the basis of the bargain contemplated by this Agreement, and neither party’s rights to indemnification under this Agreement shall be limited, waived or otherwise affected by virtue of (and each party shall be deemed to have relied on the express representations and warranties of the other party set forth in this Agreement notwithstanding) any knowledge on the part of such party or any of its Affiliates or Representatives, of any inaccuracy of any such representation or warranty of the other party set forth in this Agreement, regardless of whether such knowledge was obtained through such party’s own investigation or otherwise (including disclosure by the other party or any of its Affiliates or Representatives), and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.

ARTICLE 8

TERMINATION

Section 8.01 Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Purchaser;

(b) by Seller or Purchaser if the Closing has not occurred on or before December 31, 2016 (as such date may be extended pursuant to the following provisos, the “End Date”); provided that the End Date shall be extended to and including August 31, 2017, if Seller notifies Purchaser on or before December 31, 2016 of its election to extend the End Date to August 31, 2017; and provided, further, that the End Date shall be extended to and including January 3, 2018, if (i) the Humana Acquisition Litigation has been finally and non-appealably resolved (including by settlement), or has been resolved and such resolution has not yet been appealed, in each case on or before August 31, 2017 and (ii) Seller notifies Purchaser on or before August 31, 2017 of its election to extend the End Date to January 3, 2018; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to have occurred by such time;

(c) by Seller or Purchaser if (i) there shall be any applicable Law in the United States of America or any of its territories that enjoins, prevents or prohibits the consummation of the Closing and, if such Law is an Order, such Order shall have become final and non-appealable, or (ii) any Required Regulatory Approval shall have been finally and non-appealably denied by the applicable Governmental Authority; provided that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to any party that has failed to perform its obligations under Section 5.03 in any material respect;

(d) by Seller or Purchaser if the Merger Agreement shall have been terminated in accordance with its terms;

(e) by Purchaser if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause any condition set forth in Section 6.02(a) or Section 6.02(b) not to be satisfied, and such breach or failure to perform (i) is incapable of being cured or (ii) has not been cured by Seller within 45 days following written notice to Seller from Purchaser of such breach or failure to perform, but only so long as Purchaser is not then in breach of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Purchaser would cause any condition set forth in Section 6.03(a) or Section 6.03(b) not to be satisfied;

(f) by Seller if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Agreement shall have occurred that would cause any condition set forth in Section 6.03(a) or Section 6.03(b) not to be satisfied, and such breach or failure to perform (i) is incapable of being cured or (ii) has not been cured by Purchaser within 45 days following written notice to Purchaser from Seller of such breach or failure to perform, but only so long as Seller is not then in breach of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Seller would cause any condition set forth in Section 6.02(a) or Section 6.02(b) not to be satisfied;

(g) by Seller if Seller, Aetna or any of their respective Affiliates shall have received notice from any Governmental Authority that such Governmental Authority will, or any provision of any applicable Law shall, (i) require Aetna or any of its Affiliates to sell, divest, hold separate, discontinue, limit or otherwise dispose of a material portion of Aetna’s Medicare Advantage business in the Applicable Service Area or (ii) place any material limitation on Aetna’s or any of its Affiliates’ continued operation or ownership of Aetna’s Medicare Advantage business in the Applicable Service Area or any portion thereof;

(h) by Seller if (i) DOJ or the Overseeing Court shall have specifically notified in writing Seller or Purchaser (or their respective Affiliates) that Purchaser is not an acceptable acquirer, (ii) the Overseeing Court shall have notified in writing Seller or Purchaser (or their respective Affiliates) that the transactions contemplated by this Agreement are not an acceptable remedy (and the parties have not within 15 days after such notification by the Overseeing Court agreed upon changes to the terms hereof that would render the transactions contemplated by this Agreement an acceptable remedy) or (iii) the Humana Acquisition Litigation shall have been finally and non-appealably resolved (including by settlement), or shall have been resolved and such resolution shall not yet have been appealed, and such resolution does not require Seller to divest individual Medicare Advantage plan Contracts in any of the counties included in the Applicable Service Area;

(i) by Seller if CMS has imposed or proposed in writing to impose sanctions on Purchaser or any of its Affiliates, including with respect to (i) eligibility to participate in government healthcare programs, (ii) suspension of marketing, enrollment and/or payment under any Medicare Advantage contract or Medicare Part D contract to which Purchaser or any of its Affiliates is a party or (iii) termination of any Medicare Advantage contract or Medicare Part D contract to which Purchaser or any of its Affiliates is a party, in each case above, that would reasonably be expected to have the effect of preventing or materially impairing or materially delaying Purchaser’s consummation of any of the transactions contemplated by this Agreement; or

(j) by Seller or Purchaser if the Aetna APA shall have been terminated in accordance with its terms.

The party desiring to terminate this Agreement pursuant to Section 8.01(b), Section 8.01(c), Section 8.01(d), Section 8.01(e), Section 8.01(f), Section 8.01(g), Section 8.01(h), Section 8.01(i) or Section 8.01(j) shall give notice of such termination to the other party.

Section 8.02 Effect of Termination. If this Agreement is terminated as permitted by Section 8.01, this Agreement shall forthwith become null and void, and such termination shall be without Liability of either party or their respective Affiliates (or their respective Representatives or equityholders) to the other party, except as provided in Section 8.03(a); provided that, subject to Section 8.03(b), if such termination shall result from the intentional failure of either party to (a) fulfill a condition to the performance of the obligations of the other party or (b) perform any covenant or agreement of such party contained herein, such intentionally failing party shall be fully liable for any and all Damages or other Liability incurred or suffered by the other party as a result of such failure. The provisions of this Section 8.02, Section 8.03, the last sentence of Section 5.05(b), Section 5.22(b), Article 9 (other than Section 9.12) and, for the avoidance of doubt, each of the Confidentiality Agreements shall survive any termination hereof pursuant to Section 8.01.

Section 8.03 Applicable Termination Fee. (a)(i) If this Agreement is terminated on or prior to December 31, 2016 (A) by Seller pursuant to Section 8.01(b), Section 8.01(d), Section 8.01(g) or Section 8.01(h) (in each case, other than in the event that the circumstances giving rise to such right to termination were proximately caused by Purchaser’s material breach of this Agreement) or (B) by either party under Section 8.01(c)(i) as a result of an Order relating to the Humana Acquisition Litigation (other than in the event that the circumstances giving rise to such right to termination were proximately caused by Purchaser’s material breach of this Agreement) or Section 8.01(j) (but only if termination pursuant to this provision is in connection with termination of the Aetna APA as a result of an Applicable Termination (as defined thereunder)) (each of the terminations described in clauses (A) and (B) above, an “Applicable Termination”), then Seller shall pay or cause to be paid to Purchaser a fee in the amount of (1) the Applicable Portion of Fifty Million Dollars ($50,000,000), plus (2) the Applicable Portion of Purchaser’s Transaction Costs; (ii) if this Agreement is terminated on or after January 1, 2017 and prior to July 1, 2017 pursuant to an Applicable Termination, then Seller shall pay or cause to be paid to Purchaser a fee in the amount of (1) the Applicable Portion of Seventy-Five Million Dollars ($75,000,000), plus (2) the Applicable Portion of Purchaser’s Transaction Costs; and (iii) if this Agreement is terminated on or after July 1, 2017 pursuant to an Applicable Termination, then Seller shall pay or cause to be paid to Purchaser a fee in the amount of (1) the Applicable Portion of One Hundred Million Dollars ($100,000,000), plus (2) the Applicable Portion of Purchaser’s Transaction Costs (the amount referred to in the foregoing clause (i), (ii) or (iii), as applicable, the “Applicable Termination Fee”) as promptly as reasonably practicable (and in any event within five Business Days following such termination) by wire transfer of immediately available funds to an account designated in writing by Purchaser.

(b) The parties agree and understand that in no event shall Seller be required to pay or cause to be paid the Applicable Termination Fee on more than one occasion, and in no event shall Purchaser be entitled to receive an amount greater than the Applicable Termination Fee pursuant to this Agreement. Notwithstanding anything to the contrary in this Agreement, (i) if Purchaser receives the Applicable Termination Fee from Seller pursuant to this Section 8.03, such payment shall be the sole and exclusive remedy of Purchaser and its Respective Indemnified Persons against Seller and its Respective Indemnified Persons and their respective former, current or future partners, stockholders, managers, members, Affiliates and Representatives relating to or arising out of this Agreement or the transactions contemplated hereby and none of Seller or its Respective Indemnified Persons shall have any further Liability relating to or arising out of this Agreement or the transactions contemplated hereby, and (ii) if Purchaser or any of its Respective Indemnified Persons receives any payments from Seller or any of its Respective Indemnified Persons in respect of any breach of this Agreement and thereafter Purchaser receives the Applicable Termination Fee pursuant to this Section 8.03, the amount of the Applicable Termination Fee shall be reduced by the aggregate amount of such payments made by Seller and its Respective Indemnified Persons in respect of any such breach. The parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 8.03 do not constitute a penalty. Accordingly, if Seller fails to promptly pay any amount due pursuant to this Section 8.03, Seller shall also pay any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket legal fees and expenses) incurred by Purchaser in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Seller failing to promptly pay such amount. Any amount not paid when due pursuant to this Section 8.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

ARTICLE 9

MISCELLANEOUS

Section 9.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and, if permitted below, electronic mail (“e-mail”) transmission), and shall be given,

If to Seller, to:	Humana Inc.
500 West Main Street
Louisville, Kentucky 40202
	Attention:	Ralph M. Wilson, Vice President and
Associate General Counsel
Facsimile: (502) 580-2799
E-Mail: rwilson@humana.com

with a copy (which shall	Fried, Frank, Harris, Shriver & Jacobson LLP
not constitute notice) to:	One New York Plaza
New York, NY 10004
	Attention:	Jeffrey Bagner, Esq.
Brian Mangino, Esq.
Philip Richter, Esq.
	Facsimile:	(212) 859-4000

If to Purchaser, to:	Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, California 90802
	Attention:	Jeff Barlow, Chief Legal Officer & Burt
Park, Sr. Assistant General Counsel
	Facsimile:	(916) 646-4572
Email: jeff.barlow@molinahealthcare.com
and burt.park@molinahealthcare.com

with a copy (which shall	Sheppard Mullin Richter & Hampton, LLP
not constitute notice) to:	1901 Avenue of the Stars #1600
Century City, CA 90067
Attention: Eric Klein, Esq. & Aytan Dahukey, Esq.
Facsimile: (310) 228-3906
Email: eklein@sheppardmullin.com
and adahukey@sheppardmullin.com

or to such other address, facsimile number or email as such party may hereafter specify for the purpose by notice to the other party. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 9.02 Amendments and Waivers. (a) Except as provided in Section 2.12 and subject in all events to Section 5.21, any provision of this Agreement or any other Transaction Document may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party or, in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 7.08, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 9.03 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.04 Disclosure Schedule References. The parties agree that any reference in a particular Section of the Disclosure Schedules shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of Seller that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of Seller that are contained in this Agreement to which such reference is relevant or applicable on its face. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a material adverse effect or is outside the ordinary course of business.

Section 9.05 Binding Effect; Benefit; Assignment. (a) Except for the rights of (i) the Financing Source set forth in Section 9.13 (of which the Financing Source is the express intended third party beneficiary) and (ii) Aetna set forth in Section 5.21 (of which Aetna is the express intended third party beneficiary), the provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties, except that each of the Purchaser Indemnified Persons and Seller Indemnified Persons that is entitled to indemnification pursuant to Section 7.02(a) or Section 7.03(a), as applicable, and is not a party to this Agreement, shall be an express third-party beneficiary of this Agreement to the extent provided by such Sections.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party, and any purported assignment, delegation or other transfer in violation of the terms of this Section 9.05(b) shall be null and void ab initio.

Section 9.06 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 9.07 Jurisdiction/Venue. Each of the parties (a) irrevocably consents to the service of the summons and complaint and any other process in any Action relating to the transactions contemplated hereby, on behalf of itself or its property or its Respective Indemnified Persons, in accordance with Section 9.01 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.07 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law, (b) irrevocably and unconditionally consents and submits itself and its property in any Action to the exclusive general jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees that any Action arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), (e) waives any objection that it may now or hereafter have to the venue of any such Action in any such court or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (f) agrees that it shall not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each party agrees that a final judgment in any Action in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 9.08 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY

WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.08.

Section 9.09 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile or by e-mail with .pdf attachments, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by the other party. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.10 Entire Agreement. This Agreement, the other Transaction Documents and the Confidentiality Agreements constitute the entire agreement between the parties and their respective Affiliates with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the parties and their respective Affiliates with respect to the subject matter hereof and thereof.

Section 9.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.12 Specific Performance. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (a) for any breach of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, except where this Agreement is properly terminated in accordance with Section 8.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree that (i) by seeking the remedies provided for in this Section 9.12, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including, subject to Section 8.02, monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.12 are not available or otherwise are not granted and (ii) nothing contained in this Section 9.12 shall require any party to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this

Section 9.12 before exercising any termination right under Section 8.01 (and pursuing damages after such termination) nor shall the commencement of any Action pursuant to this Section 9.12 or anything contained in this Section 9.12 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 8.01 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 9.13 Waiver of Claims. Notwithstanding anything to the contrary contained herein, Seller (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) hereby waives any rights or claims against the Financing Source or its Representatives (which for the avoidance of doubt shall exclude Purchaser and its Affiliates) in connection with this Agreement or the Debt Commitment Letter (whether in law, equity, tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made by a Financing Source in connection herewith or therewith and Seller (on behalf of itself and any of its Affiliates, directors, officers, employees, agents and representatives) agrees not to commence any action or proceeding against the Financing Source or its Representatives (which for the avoidance of doubt shall exclude Purchaser and its Affiliates) in connection with this Agreement or the Debt Commitment Letter. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that neither the Financing Source nor its Representatives shall have any liability for any claims or damages to Seller in connection with this Agreement or the Debt Commitment Letter or the transactions contemplated hereby or thereby.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PURCHASER:		SELLER:
MOLINA HEALTHCARE, INC.		HUMANA INC.

/s/ John C. Molina		/s/ Brian A. Kane
Name:	John C. Molina	Name:	Brian A. Kane
Title:	Chief Financial Officer	Title:	Senior Vice President and Chief Financial Officer

Signature Page